Filed pursuant to Rule 424(b)(2)
Registration No. 333-116206

PROSPECTUS SUPPLEMENT DATED DECEMBER 7, 2004

(To Prospectus Dated August 30, 2004)

2,900,000 Shares

Common Shares

We are offering 2,900,000 common shares with this prospectus supplement and the accompanying prospectus.

Our common shares are listed on the NASDAQ National Market under the symbol "OTTR." The last reported sale price of our common shares on the NASDAQ National Market on December 7, 2004 was $25.45 per share.

Investing in our common shares involves risk. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$25.45	$73,805,000
Underwriting discounts and commissions	$0.95	$2,755,000
Proceeds, before expenses, to us	$24.50	$71,050,000

The underwriters may also purchase from us up to an additional 435,000 common shares at the public offering price less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $3,168,250 and the total proceeds, before expenses, to us will be $81,707,500.

The underwriters are offering the common shares as described in "Underwriting." Delivery of the shares will be made on or about December 13, 2004.

Sole Book-Running Lead Manager

UBS Investment Bank

Robert W. Baird & Co. A.G. Edwards

Important notice about information in this prospectus supplement and the accompanying prospectus

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these common shares in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus, as well as the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its date. For purposes of this prospectus supplement and the accompanying prospectus, references to "Otter Tail," "we," "us," "our" and "our company" are to Otter Tail Corporation and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to an aggregate amount of $335 million of which this offering is a part, subject in certain cases to the receipt of regulatory approval. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common shares and other information you should know before investing in our common shares. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" on page 38 in the accompanying prospectus before investing in our common shares.

Cautionary statement regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Otter Tail Corporation and its subsidiaries. Statements preceded by, followed by or that include words such as "may," "will," "expect," "anticipate," "continue," "estimate," "project," "believes" or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among other factors, the risks and uncertainties described in this prospectus supplement, the accompanying prospectus, including under "Risk Factors," and the documents incorporated by reference herein. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

Prospectus supplement summary

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common shares. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section and the information incorporated by reference herein, before making an investment decision.

The Company

Otter Tail Corporation was established in 1907 as an electric utility, and began diversifying into non-electric businesses in 1989. Otter Tail Corporation and its subsidiaries conduct business in 48 states and six Canadian provinces and had approximately 2,730 employees at December 31, 2003. Our businesses are classified into five segments: Electric, Plastics, Manufacturing, Health Services and Other Business Operations.

Electric Utility Operations

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Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company. Electric utility operations have been our primary business since incorporation.

Non-Electric Operations

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Plastics consists of businesses producing polyvinyl chloride and polyethylene pipe in the Upper Midwest and Southwest regions of the United States.

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Manufacturing consists of businesses in the following manufacturing activities: production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto body shop industry, material and handling trays and horticultural containers; fabrication of steel products; contract machining; and metal parts stamping and fabrication. These businesses are located primarily in the Upper Midwest, Missouri and Utah.

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Health Services consists of businesses involved in the sale of diagnostic medical equipment, patient monitoring equipment and related supplies and accessories. These businesses also provide service maintenance, mobile diagnostic imaging, mobile positron emission tomography and nuclear medicine imaging, portable X-ray imaging and rental of diagnostic medical imaging equipment to various medical institutions located throughout the United States.

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Other Business Operations consists of businesses in residential, commercial and industrial electric contracting industries, fiber optic and electric distribution systems, waste-water, water and HVAC systems construction, transportation, telecommunications, energy services and natural gas marketing as well as the portion of corporate general and administrative expenses that are not allocated to other segments. These businesses operate primarily in the Central United States, except for our transportation company which operates in 48 states and 6 Canadian provinces. In addition, in August 2004 we acquired Idaho Pacific Holdings, Inc., a processor of dehydrated potatoes in North America serving customers in the industrial, food service, baking and export markets.

Our electric operations, including wholesale power sales, are operated as a division of Otter Tail Corporation, and our energy services and natural gas marketing operations are operated as a subsidiary of Otter Tail Corporation. Substantially all of our other businesses are owned by our wholly owned subsidiary, Varistar Corporation.

Otter Tail Corporation was incorporated in 1907 under the laws of the State of Minnesota. Our executive offices are located at 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496 and 4334 18th Avenue SW, Suite 200, P.O. Box 9156, Fargo, North Dakota 58106-9156, and our telephone number is (800) 664-1259. Inquiries also may be sent to us by electronic mail to sharesvc@ottertail.com.

Our Strategy

Our vision is to create value and growth through the acquisition, long-term ownership and decentralized operation of diverse businesses. Our strategy includes growing our core electric utility business which provides a strong base of revenues, earnings and cash flows. In addition, we look to our non-electric operating companies to provide growth both organically and through acquisition. Organic, internal growth comes from new products and services, market expansion and increased efficiencies. When reviewing potential acquisition candidates, we consider the following guidelines:

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emerging or middle market company;

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proven entrepreneurial management team that will remain after the acquisition;

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preference for 100% ownership of the acquired company;

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products and services intended for commercial rather than retail consumer use; and

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the potential to provide immediate earnings and future growth.

We assess the performance of our operating companies over time, using criteria that include:

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ability to provide returns on invested capital that exceed our weighted average cost of capital over the long term; and

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assessment of an operating company's business and the potential for future earnings growth.

We are a long-term owner of our operating companies, having divested only two companies since we began investing in non-electric companies in 1989. However, we will divest operating companies if they do not meet the above criteria over the long term.

Competitive Strengths

We believe that our competitive strengths include the following:

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We offer a current annual dividend yield of 4.3% on our common shares, based on a share price of $25.45 as of December 7, 2004. Our 2004 stated dividend was $1.10 per share, and dividends have been paid since 1938 with increases over the last 29 years.

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We have a balanced income and growth strategy, with our strong and stable regulated electric operations providing cash flow to support dividends and our non-electric businesses providing growth potential.

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Our integrated electric utility operations provide competitive, low-cost energy from coal-fired generation and operate in a constructive regulatory environment, with performance-based rate making in North Dakota.

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Our non-electric operations provide a platform of companies intended to enhance potential earnings growth while mitigating volatility, and the recent acquisition of Idaho Pacific Holdings, Inc. provides a new platform for potential growth.

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We maintain strong credit ratings with current senior unsecured debt ratings of A− (Standard & Poor's) and A2 (Moody's). Both of these ratings contain a negative outlook.

Segment Information

The following table represents our mix of total operating revenues and operating income across our five business segments for the periods shown below:

	Years ended December 31,						Nine months ended September 30,
	2001		2002		2003		2003		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(in thousands)		(unaudited)
Operating revenue
Electric	$232,720	40.2%	$244,005	37.8%	$267,494	35.5%	$201,298	36.4%	$195,944	30.6%
Plastics	63,216	10.9	82,931	12.8	86,009	11.4	65,996	11.9	86,646	13.5
Manufacturing	123,436	21.3	142,390	22.0	177,805	23.6	133,350	24.1	160,656	25.1
Health services	79,129	13.7	93,420	14.5	100,912	13.4	73,138	13.2	80,014	12.5
Other business operations	80,667	13.9	84,627	13.1	123,475	16.4	79,869	14.5	118,706	18.6
Intersegment eliminations	—	0.0	(1,036)	(0.2)	(2,456)	(0.3)	(550)	(0.1)	(1,910)	(0.3)
Total	$579,168	100.0%	$646,337	100.0%	$753,239	100.0%	$553,101	100.0%	$640,056	100.0%
Operating income
Electric	$57,150	73.8%	$53,879	65.4%	$57,537	80.9%	$45,760	82.4%	$38,630	73.7%
Plastics	(1,391)	(1.8)	10,841	13.2	4,013	5.6	4,356	7.9	7,459	14.2
Manufacturing	12,175	15.7	9,477	11.5	8,133	11.4	6,188	11.1	8,574	16.4
Health services	6,862	8.8	8,654	10.5	5,248	7.4	3,451	6.2	2,769	5.3
Other business operations	2,688	3.5	(534)	(0.6)	(3,771)	(5.3)	(4,234)	(7.6)	(5,033)	(9.6)
Total operating income	$77,484	100.0%	$82,317	100.0%	$71,160	100.0%	$55,521	100.0%	$52,399	100.0%

The following table represents identifiable assets across our five business segments at the dates shown below:

	December 31,			September 30,
	2001	2002	2003	2003	2004
	Amount	Amount	Amount	Amount	Amount
			(in thousands)	(unaudited)
Identifiable assets
Electric	$559,185	$586,231	$609,190	$591,285	$618,437
Plastics	45,649	54,926	58,538	59,812	64,980
Manufacturing	67,033	114,120	138,493	148,576	166,391
Health services	50,560	64,785	67,587	68,270	66,369
Other business operations	95,351	94,050	112,615	88,297	198,844
Total	$817,778	$914,112	$986,423	$956,240	$1,115,021

The following pie chart represents each business segment's share of our identifiable assets as of September 30, 2004:

Recent Developments

Acquisition of Idaho Pacific Holdings, Inc.

On August 18, 2004, we completed the acquisition of Idaho Pacific Holdings, Inc., one of the leading processors of dehydrated potatoes in North America, for approximately $69.0 million in cash plus an earn-out of up to an additional $6.0 million if Idaho Pacific achieves certain financial targets for the period from August 1, 2004 through July 31, 2005. We borrowed $76.0 million of unsecured and unsubordinated debt from UBS Loan Finance LLC, an affiliate of UBS Securities LLC, to finance the acquisition. The debt is guaranteed by our wholly owned subsidiary Varistar Corporation.

Idaho Pacific is headquartered in Ririe, Idaho, where its largest processing facility is located. Idaho Pacific also has potato dehydration plants in Souris, Prince Edward Island, Canada, and Center, Colorado. The company supplies products for use in foods such as mashed potatoes, snacks, baked goods and frozen side dishes. Idaho Pacific customers include many of the largest domestic and international food manufacturers in the snack food, food service and baking industries. It exports potato products to Europe, the Middle East, the Pacific Rim and Central America. Idaho Pacific had revenues of $43.5 million for its fiscal year ended July 31, 2004.

Elimination of Ratings Triggers

Effective in October 2004, the indenture governing our $90.0 million of 6.63% senior notes and the credit agreement governing our $70.0 million line of credit were amended to eliminate the provisions for the accelerated payment of debt in the event that our long-term senior unsecured debt was rated below BBB− (Standard & Poor's) and Baa3 (Moody's).

Second Plant at Big Stone

In conjunction with other utility entities, we are investigating the feasibility of building another electric generating plant on the site of the existing Big Stone Plant near Milbank, South Dakota. The group is exploring the feasibility of building an approximately 600-megawatt coal-based generating unit designed with the best available emissions technology as prescribed by federal and state environmental regulations. The decision whether to proceed with construction of the plant is expected in 2005. If built, Big Stone II is projected to come online in 2011 and serve the utilities' native customer loads. Our electric utility would expect to be the plant operator of this facility and its plant ownership is not expected to exceed 25%.

Potential Exit from Telecommunications Business

As part of an ongoing evaluation of the prospects and growth opportunities of our business operations, we have decided to exit our telecommunications business by divesting our wholly owned subsidiary Midwest Information Systems, Inc. and to focus on growing other parts of our business operations. We have engaged Robert W. Baird & Co. as our financial advisor to assist in the marketing process. Our telecommunications business generated $3.9 million in earnings before interest, taxes and depreciation for the nine month period ended September 30, 2004 and had shareholders' equity of $13.6 million. This business is expected to generate $5.1 million in earnings before interest, taxes and depreciation for the year ending December 31, 2004.

The Offering

Common shares we are offering

2,900,000 shares

Common shares to be outstanding immediately after this offering (1)

28,955,638 shares

NASDAQ National Market symbol

OTTR

Current indicated annual common share  dividend rate (2)

$1.10 per share, payable quarterly

Cash dividends paid since

1938

Preferred share purchase rights

Each common share carries with it one preferred share purchase right issued under the rights agreement between us and Wells Fargo Bank, National Association, as rights agent. You should read the accompanying prospectus and the documents incorporated by reference herein, which provide more detail about the rights, before investing in our common shares.

Use of proceeds

We intend to use the net proceeds from this offering of approximately $70,750,000 ($81,407,500 if the underwriters' over-allotment option is exercised in full) to pay down (or to pay in full if the underwriters' over-allotment option is exercised in full) the $76.0 million of unsecured and unsubordinated debt incurred in connection with our acquisition of Idaho Pacific Holdings, Inc. Should the underwriters exercise the over-allotment option, any balance of the net proceeds from this offering will be used for working capital and other general corporate purposes.

Risk factors

See "Risk Factors" beginning on page 3 of the accompanying prospectus for a discussion of the factors you should consider carefully before deciding whether to invest in the common shares offered by this prospectus supplement.

(1)

The number of common shares to be outstanding immediately after this offering is based on approximately 26,055,638 shares outstanding as of September 30, 2004, and does not include:

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1,552,999 common shares issuable upon the exercise of outstanding options as of September 30, 2004 granted under our 1999 Stock Incentive Plan, with a weighted average exercise price of $25.33 per share;

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673,408 additional common shares reserved for future issuance under our 1999 Stock Incentive Plan and our 1999 Employee Stock Purchase Plan as of September 30, 2004; and

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435,000 common shares that may be purchased by the underwriters to cover over-allotments, if any.

(2)

The Board of Directors has declared a quarterly dividend of $0.275 per share payable on December 10, 2004 to holders of record on November 15, 2004. The purchasers of the common shares offered hereby will not be entitled to that quarterly dividend payment.

Summary Consolidated Financial Data

The following tables set forth certain summary consolidated financial data derived from our unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and 2003 and from our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001. The unaudited interim consolidated financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the interim periods presented. This summary consolidated financial data is qualified in its entirety and should be read together with our historical consolidated financial statements and the related notes in the documents incorporated by reference herein.

Income statement data:

	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except per share data)
Operating revenues	$579,168	$646,337	$753,239	$553,101	$640,056
Operating income	77,484	82,317	71,160	55,521	52,399
Depreciation and amortization	42,100	42,613	45,962	34,208	33,990
Earnings available for common shares	41,610	45,392	38,921	29,705	26,765
Average common shares outstanding (diluted)	24,832	25,397	25,826	25,811	26,020
Per common share data:
Diluted earnings per share	$1.68	$1.79	$1.51	$1.15	$1.03
Dividends per common share	1.04	1.06	1.08	0.81	0.825
Book value per common share	11.33	12.25	12.98	12.58	13.28

Balance sheet data:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
	(in thousands)
Total assets	$914,112	$986,423	$956,240	$1,115,021
Net plant	623,262	633,325	605,627	687,997
Cash and cash equivalents	9,937	7,305	—	—
Total liabilities(1)	585,147	637,036	617,332	753,404
Capitalization:
Long-term debt, net of current maturities and unamortized debt discount	$258,229	$265,193	$268,436	$261,271
Cumulative preferred shares	15,500	15,500	15,500	15,500
Total common shareholders' equity	313,465	333,887	323,408	346,117
Total capitalization(2)	$587,194	$614,580	$607,344	$622,888

(1)

The sum of total current liabilities, pensions benefit liability, other postretirement benefits liability, other noncurrent liabilities, total deferred credits, long-term debt and Class B stock options of Idaho Pacific Holdings, Inc.

(2)

Excludes $1,832 of Class B stock options of Idaho Pacific Holdings, Inc.

Capitalization:	September 30, 2004
	Actual		Adjusted(2)
	Amount	Percent	Amount	Percent
	(unaudited)
	(dollars in thousands)
Short-term debt	$115,757		$45,007

Long-term debt, net of current maturities and unamortized debt discount	$261,271	41.9%	$261,271	37.7%
Cumulative preferred shares	15,500	2.5	15,500	2.2
Total common shareholders' equity	346,117	55.6	416,867	60.1
Total capitalization(1)	$622,888	100.0%	$693,638	100.0%

(1)

Excludes $1,832 of Class B stock options of Idaho Pacific Holdings, Inc.

(2)

Adjusted to reflect our issuance and sale of 2,900,000 common shares in this offering and the anticipated application of the net proceeds from the sale of those shares as described in "Use of proceeds."

Use of proceeds

We intend to use the net proceeds from this offering of approximately $70,750,000 (or $81,407,500 if the underwriters' over-allotment option is exercised in full), after our payment of underwriting discounts and commissions and offering expenses, to pay down (or to pay in full if the underwriters' over-allotment option is exercised in full) the $76.0 million of unsecured and unsubordinated debt that we borrowed on August 16, 2004 from UBS Loan Finance LLC, an affiliate of UBS Securities LLC, to finance the acquisition of Idaho Pacific Holdings, Inc. The debt is due on August 12, 2005, and bears interest at LIBOR plus 0.5%. As of December 7, 2004, the interest rate on the debt was 2.7275% per annum. Should the underwriters exercise the over-allotment option, any balance of the net proceeds from this offering will be used for working capital and other general corporate purposes. Since more than 10% of the net proceeds from this offering will be paid to UBS Loan Finance LLC, an affiliate of UBS Securities LLC, which is an underwriter of this offering as well as an NASD member, this offering will be conducted in accordance with NASD Conduct Rule 2710(h).

Price range of common shares and dividends

The following table shows the high and low intraday sales prices for our common shares as reported on the NASDAQ National Market and the cash dividends per share paid for the periods indicated. Our common shares are traded on the NASDAQ National Market under the symbol "OTTR."

2002	High	Low	Quarterly Cash Dividends Paid
First Quarter	$31.80	$25.75	$0.265
Second Quarter	34.90	28.50	0.265
Third Quarter	31.50	22.82	0.265
Fourth Quarter	29.23	25.22	0.265

2003	High	Low	Quarterly Cash Dividends Paid
First Quarter	$28.59	$23.76	$0.270
Second Quarter	28.90	25.27	0.270
Third Quarter	28.41	25.60	0.270
Fourth Quarter	28.50	25.92	0.270

2004	High	Low	Quarterly Cash Dividends Paid
First Quarter	$27.50	$26.00	$0.275
Second Quarter	27.19	24.07	0.275
Third Quarter	26.96	23.77	0.275
Fourth Quarter (through December 7, 2004)	27.36	25.21	0.275 (1)

(1)

The fourth quarter dividend payment of $0.275 per share was declared on November 1, 2004 and will be paid on December 10, 2004 to holders of record on November 15, 2004.

On December 7, 2004, the last reported sale price of common shares on the NASDAQ National Market was $25.45 per share. As of December 7, 2004, there were approximately 14,834 holders of record of our common shares.

We have paid dividends on our common shares each quarter since 1938 without interruption or reduction and have increased our dividends annually since 1975. We presently intend to pay quarterly cash dividends, subject to our earnings and financial condition, regulatory requirements and such other factors as our Board of Directors may deem relevant.

The Board of Directors has declared a quarterly dividend of $0.275 per share payable on December 10, 2004 to holders of record on November 15, 2004. The purchasers of the common shares offered hereby will not be entitled to that quarterly dividend payment.

Through our Automatic Dividend Reinvestment and Share Purchase Plan, we offer holders of our common shares the opportunity to invest all of the dividends paid on their common shares in additional common shares without paying any brokerage commissions or service charges. Participants in this Plan may also make optional cash payments of a minimum of $10 and a maximum of $5,000 per month to purchase additional common shares under this Plan. At September 30, 2004, approximately 72% of eligible common shareholders holding approximately 35% of our eligible common shares participated in the dividend reinvestment portion of this Plan.

Executive officers

The following executive officers have been elected by our Board of Directors:

John Erickson, President and Chief Executive Officer

John Erickson has been part of the Otter Tail organization for more than 20 years. He joined Otter Tail Power Company in 1980 as an Analyst in the Rate Department. In 1989, he became Director of Market Strategies and Regulation. He was named Vice President of Finance, Chief Financial Officer and Treasurer for Otter Tail in 1998, and Executive Vice President in 2000. Mr. Erickson was appointed President in 2001 and CEO in 2002. Mr. Erickson is a certified public accountant and graduated in 1980 from North Dakota State University with a Bachelor of Science degree in Agricultural Economics.

Lauris Molbert, Executive Vice President and Chief Operating Officer

Lauris Molbert joined the Otter Tail organization in 1995 as President and Chief Operating Officer of our subsidiary, Varistar Corporation, overseeing diversification into non-electric businesses. In addition to his position at Varistar Corporation, Mr. Molbert was appointed Vice President of Otter Tail in 2000 and Executive Vice President, Corporate Development of Otter Tail in 2001. He was appointed to his current position of Executive Vice President and Chief Operating Officer in 2002. Prior to joining Otter Tail, Mr. Molbert was a partner in the Fargo-based law firm of Conmy, Feste, Bossart, Hubbard & Corwin, specializing in banking law and mergers and acquisitions. He earned his Juris Doctor from the University of North Dakota School of Law in 1983. He graduated with degrees in Finance, Accounting and Banking from the University of North Dakota in 1980 and was awarded his CPA designation in 1981.

Kevin Moug, Chief Financial Officer and Treasurer

Kevin Moug joined the Otter Tail organization in 1996 as Chief Financial Officer of our subsidiary, Varistar Corporation. He became Chief Financial Officer and Treasurer of Otter Tail Corporation in 2001. Before joining Otter Tail, Mr. Moug was the Chief Financial Officer of Advance Dental Management from 1993 to 1996. From 1981 to 1993, he held various positions, including Senior Audit Manager, at Deloitte & Touche LLP. A certified public accountant, Mr. Moug earned his BSBA degree in Accounting at the University of North Dakota in 1981 and is a member of the American Institute of Certified Public Accountants.

George Koeck, General Counsel and Corporate Secretary

George Koeck joined Otter Tail in 1999 as General Counsel and was appointed to the additional office of Corporate Secretary in 2000. Prior to joining Otter Tail Corporation, Mr. Koeck was a partner in the Minneapolis-based law firm of Dorsey & Whitney LLP, practicing in the area of labor and employment law. His previous experience also includes serving from 1987 to 1992 as an adjunct professor at William Mitchell College of Law and from 1993 to 1994 as associate counsel for General Mills, Inc. Mr. Koeck earned a Bachelor of Arts degree in History from the University of Texas in 1975, a Master of Arts in Education from the University of St. Thomas in 1977 and a Juris Doctor from the University of North Dakota School of Law in 1984.

Underwriting

We are offering our common shares described in this prospectus supplement through the underwriters named below. UBS Securities LLC is the representative of the underwriters. UBS Securities LLC is the sole book-running lead manager of this offering.

We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of common shares listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	1,812,500
Robert W. Baird & Co. Incorporated	725,000
A.G. Edwards & Sons, Inc.	362,500
Total	2,900,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common shares are offered subject to a number of conditions, including:

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receipt and acceptance of our common shares by the underwriters; and

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the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of 435,000 additional common shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.57 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 435,000 shares.

Paid by the Company	No exercise	Full exercise
Per share	$0.95	$0.95
Total	$2,755,000	$3,168,250

Underwriting

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $300,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Sales of Similar Securities

Each of our executive officers and directors has agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to result in the disposition of any of our common shares or other securities convertible into or exchangeable or exercisable for common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus supplement without prior written consent of UBS Securities LLC, subject to certain limited exceptions.

We have agreed that we will not issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of UBS Securities LLC for a period of 90 days after the date of this prospectus supplement. This agreement does not apply to the issuance of common shares upon the exercise of options or warrants disclosed as outstanding in this prospectus supplement and the accompanying prospectus, grants of stock options pursuant to the terms of an equity compensation or similar plan in effect on the date of the underwriting agreement or the issuance of common shares pursuant to the terms of our 1999 Stock Incentive Plan, Automatic Dividend Reinvestment and Share Purchase Plan, 1999 Employee Stock Purchase Plan, Employee Stock Ownership Plan and Deferred Compensation Plan for Directors.

NASDAQ National Market Quotation

Our common shares are quoted on the NASDAQ National Market under the symbol "OTTR."

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares including:

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stabilizing transactions;

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short sales;

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purchases to cover positions created by short sales;

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imposition of penalty bids; and

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syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Underwriting

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

Passive Market Making

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common shares on the NASDAQ National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common shares during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common shares to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

Other Relationships

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

UBS Loan Finance LLC, an affiliate of UBS Securities LLC, is the lender under our $76.0 million unsecured and unsubordinated debt borrowed on August 16, 2004. We will repay this debt using the net proceeds from this offering. Since more than 10% of the net proceeds from this offering will be paid to UBS Loan Finance LLC, an affiliate of UBS Securities LLC, which is an underwriter of this offering as well as an NASD member, this offering will be conducted in accordance with NASD Conduct Rule 2710(h).

Legal matters

The validity of the common shares offered hereby will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

PROSPECTUS

$335,000,000

Common Shares
Cumulative Preferred Shares
Depositary Shares
Debt Securities
Securities Warrants
Units

This prospectus is part of a registration statement that we have filed with the SEC using a shelf registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $335,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell any of these securities, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you invest.

We may offer and sell these securities directly or to or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution including names of any underwriters, agents or dealers.

This prospectus may not be used to carry out sales of securities unless accompanied by a prospectus supplement.

Our common shares are traded on the NASDAQ National Market under the symbol "OTTR".

Investing in our securities involves risks. See "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2004.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
RISK FACTORS	3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	10
OTTER TAIL CORPORATION	10
USE OF PROCEEDS	12
RATIOS OF EARNINGS TO FIXED CHARGES AND TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	12
DESCRIPTION OF COMMON SHARES	12
DESCRIPTION OF CUMULATIVE PREFERRED SHARES	16
DESCRIPTION OF DEPOSITARY SHARES	21
DESCRIPTION OF DEBT SECURITIES	24
DESCRIPTION OF SECURITIES WARRANTS	35
DESCRIPTION OF UNITS	36
PLAN OF DISTRIBUTION	37
VALIDITY OF SECURITIES	37
EXPERTS	37
WHERE YOU CAN FIND MORE INFORMATION	38

All references in this prospectus to "Otter Tail," "we," "us," "our" and "our company" are to Otter Tail Corporation and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

All references in this prospectus to "$," "U.S. Dollars" and "dollars" are to United States dollars.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a "shelf" registration process on Form S-3. Under this shelf registration, we may sell the securities described in this prospectus. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the securities we are offering under this prospectus. You can read that registration statement at the SEC web site at http://www.sec.gov or at the SEC office mentioned under the heading "Where You Can Find More Information."

This prospectus provides you with a general description of the securities we may offer. Each time we sell any of these securities, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" before you invest.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on its front cover.

Neither we nor anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and any risk factors in any accompanying prospectus supplement and in our reports to the SEC incorporated by reference into this prospectus, as well as the other information included or incorporated by reference in this prospectus and any accompanying prospectus supplement, before deciding whether to purchase any securities we may offer.

Risks Related to our Business

General

Our plans to grow and diversify through acquisitions may not be successful and could result in poor financial performance.

As part of our business strategy, we intend to acquire new businesses and businesses that will become part of an existing business. We may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate acquisitions. If we are unable to make acquisitions, we may be unable to realize the growth we anticipate. Future acquisitions could involve numerous risks including: difficulties in integrating the operations, services, products and personnel of the acquired business; the diversion of management's attention from other business concerns; the potential loss of key employees, customers and suppliers of the acquired business; and other difficulties in achieving the expected level of financial performance from the acquired business. If we are unable to successfully manage these risks of an acquisition, we could face increased costs and lower than anticipated revenues, with resulting reductions in net income in future periods.

We face intense competition in many of our markets, which could affect our financial performance.

The various markets in which our nonelectric businesses compete are all characterized by intense competition. Each of these markets has established competitors, many of which have broader product lines, greater manufacturing and distribution capabilities, greater capital resources and more extensive marketing, research and development capabilities than our businesses. Our electric business is subject to competition from municipally owned systems, rural electric cooperatives and on-site generators and cogenerators, as well as from alternative forms of energy and competitors that sell or purchase wholesale power. Our electric business may face increased competition as deregulation of the electric industry evolves. Our ability to successfully compete in each of our business segments will affect the overall financial performance of our company.

Federal and state environmental regulation could require us to incur substantial capital expenditures which could result in increased operating costs.

We are subject to federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and health safety. These laws and regulations regulate the modification and operation of existing facilities, the construction and operation of new facilities and the proper storage, handling, cleanup and disposal of hazardous waste and toxic substances. Compliance with these legal requirements requires us to commit significant resources and funds toward environmental monitoring, installation and operation of pollution control equipment, payment of emission fees and securing environmental permits. In addition, these laws and regulations, among other things, require that environmental permits be obtained in order to construct, modify or operate some facilities. Obtaining these environmental permits can entail significant expense and cause substantial construction delays. Failure to comply with environmental laws and regulations, even if caused by factors beyond our control, may result in civil or criminal liabilities, penalties and fines.

We cannot assure you that existing environmental laws and regulations will remain the same. For example, Clear Skies legislation is pending in Congress. As currently proposed, this legislation will require electric utilities to make significant reductions in air pollutant emissions, which may require the installation or modification of pollution control equipment. In addition, the Environmental Protection

Agency (the "EPA") continues to issue new or more stringent regulatory requirements. For example, the EPA has recently proposed new requirements for the control of mercury emissions from coal-fired power plants and nickel emissions from oil-fired power plants. As proposed, these regulations may require the installation of mercury or nickel pollution control equipment. As in the case of pending legislation, we cannot predict the final requirements. New or revised laws or regulations could result in increased compliance costs, accelerated capital expenditures designed to meet the requirements of these laws and regulations and increased financing needs. We may be unable to recover our increased compliance costs from our customers, which could make our businesses or activities less profitable.

Electric

We may experience fluctuations in revenues and expenses related to our electric operations, which may cause our financial results to fluctuate and could impair our ability to make distributions to shareholders or scheduled payments on our debt obligations.

A number of factors, many of which are beyond our control, may contribute to fluctuations in our revenues and expenses from electric operations, causing our net income to fluctuate from period to period. These risks include fluctuations in the volume and price of sales of electricity to customers or other utilities, which may be affected by factors such as mergers and acquisitions of other utilities, geographic location of other utilities, transmission costs (including increased costs related to the formation and operation of regional transmission organizations), changes in the manner in which wholesale power is sold and purchased (such as standard market design when adopted by the Midwest Independent System Organization), unplanned interruptions at our generating plants, the effects of regulation and deregulation, demographic changes in our customer base and changes in our customer demand or load growth. Other risks include weather conditions (including severe weather that could result in damage to our assets), fuel and purchased power costs and the rate of economic growth or decline in our service areas. A decrease in revenues or an increase in expenses related to our electric operations may reduce the amount of funds available for our existing and future businesses, which could result in increased financing requirements, impair our ability to make expected distributions to shareholders or impair our ability to make scheduled payments on our debt obligations, including the debt securities that may be offered using this prospectus and any accompanying prospectus supplements.

Actions by the regulators of our electric operations could result in rate reductions, lower revenues and earnings or delays in recovering capital expenditures.

The electric rates that we are allowed to charge for our electric services are one of the most important items influencing our financial position, results of operations and liquidity. The rates that we charge our electric customers are subject to review and determination by state public utility commissions in Minnesota, North Dakota and South Dakota. We are also regulated by the Federal Energy Regulatory Commission. An adverse decision by those regulatory commissions concerning the level or method of determining electric utility rates, the authorized returns on equity or other regulatory matters, permitted business activities (such as ownership or operation of non-electric businesses) or any prolonged delay in rendering a decision in a rate or other proceeding (including with respect to the recovery of capital expenditures in rates) could result in lower revenues and net income.

We may not be able to respond effectively to deregulation initiatives in the electric industry, which could result in reduced revenues and earnings.

We may not be able to respond in a timely or effective manner to the changes in the electric industry that may occur as a result of regulatory initiatives to increase competition. These regulatory initiatives may include deregulation of the electric utility industry in some markets. Although we do not expect retail competition to come to the States of Minnesota, North Dakota and South Dakota in the foreseeable future, we expect competitive forces in the electric supply segment of the electric business to continue to increase, which could reduce our revenues and earnings. Industry deregulation may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels.

Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

Operation of electric generating facilities involves risks which can adversely affect energy output and efficiency levels. Most of our generating capacity is coal-fired. We rely on a limited number of suppliers of coal, making us vulnerable to increased prices for fuel and fuel transportation as existing contracts expire or in the event of unanticipated interruptions in fuel supply (particularly if we are unable to pass those price increases through to customers through energy cost adjustment clauses). Operational risks also include facility shutdowns due to breakdown or failure of equipment or processes, labor disputes, inability to comply with regulatory or permit requirements, disruptions in delivery of electricity, operator error and catastrophic events such as fires, explosions, floods or other similar occurrences affecting the electric generating facilities. The loss of a major generating facility would require us to find other sources of supply, if available, and expose us to higher purchased power costs.

Plastics

Our plastics operations are highly dependent upon a limited number of vendors for polyvinyl chloride, or PVC, resin, and a limited supply of PVC resin. The loss of a key vendor, or any interruption or delay in the supply of PVC resin, could result in reduced sales or increased costs for our plastics business.

We rely on a limited number of vendors to supply the PVC resin used in our plastics business. Two vendors accounted for approximately 96% of our total purchases of PVC resin in 2003 and approximately 58% of our total purchases of PVC resin in 2002. In addition, the supply of PVC resin may be limited primarily due to manufacturing capacity and the limited availability of raw material components. The loss of a key vendor, or any interruption or delay in the availability or supply of PVC resin, could disrupt our ability to deliver our plastic products, cause customers to cancel orders or require us to incur additional expenses to obtain PVC resin from alternative sources, if such sources are available.

Changes in resin pricing and customer demand for PVC pipe could result in decreased sales or lower gross margins for our plastics business.

Gross margin percentages relating to our plastics business are sensitive to PVC resin prices and the demand for PVC pipe. Historically, when resin prices are rising or stable, margins and sales volume have been higher, and when resin prices are falling, sales volume and margins have been lower. Gross margins also decline when the supply of PVC pipe increases faster than demand, which sometimes occurs in softer economic conditions. Accordingly, falling resin prices combined with an oversupply of finished PVC pipe products could result in decreased sales, lower gross margins and reduced net income for our plastics business. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages for our plastics business or assume that historical trends will continue.

We compete against a large number of other manufacturers of PVC pipe and manufacturers of alternative products. Customers may not distinguish our products from those of our competitors.

The plastic pipe industry is highly fragmented and competitive, due to the large number of producers and the fungible nature of the product. We compete not only against other PVC pipe manufacturers, but also against ductile iron steel, concrete and clay pipe manufacturers. Due to shipping costs, competition is usually regional, instead of national, in scope, and the principal areas of competition are a combination of price, service, warranty and product performance. Our ability to compete effectively in each of these areas and to distinguish our plastic pipe products from competing products will affect the financial performance of our plastics business.

Manufacturing

Competition from foreign and domestic manufacturers, the price and availability of raw materials, the availability of production tax credits and general economic conditions could affect the revenues and earnings of our manufacturing businesses.

Our manufacturing businesses are subject to risks associated with competition from foreign and domestic manufacturers that have excess capacity, labor advantages and other capabilities that may place downward pressure on margins and profitability. Raw material costs such as steel, lumber, concrete, aluminum and resin have recently increased significantly and may continue to increase. Our manufacturers may not be able to pass on the cost of such increases to their respective customers. Each of our manufacturing companies has significant customers and concentrated sales to such customers. If our relationships with significant customers should change materially, it would be difficult to immediately and profitably replace the lost sales. Our company's manufacturers of wind towers continue to be affected by uncertainty surrounding the renewal of the federal production tax credit for wind energy. We believe the demand for wind towers that we manufacture will depend primarily on the existence of a federal production tax credit for wind energy. These factors and general economic conditions could significantly affect the financial results of our manufacturing operations.

Health Services

Changes in the rates or methods of third-party reimbursements for our diagnostic imaging services could result in reduced demand for those services or create downward pricing pressure, which would decrease our revenues and earnings.

Our health services businesses derive significant revenue from direct billings to customers and third-party payors such as Medicare, Medicaid, managed care and private health insurance companies for our diagnostic imaging services. Moreover, customers who use our diagnostic imaging services generally rely on reimbursement from third-party payors. Adverse changes in the rates or methods of third-party reimbursements could reduce the number of procedures for which we or our customers can obtain reimbursement or the amounts reimbursed to us or our customers. These reductions could have a significant adverse effect on the financial results of our health services operations.

Competition and customers electing not to outsource their diagnostic imaging services may adversely affect the financial results of our health services operations.

Competition from other vendors and decisions by customers not to outsource their diagnostic imaging services to our health services operations may adversely affect the financial results of our health services operations. If significant changes occur in our ability to renew our existing contracts or gain new customers, our health services operations may not be able to reduce expenses, including debt service or lease service obligations, quickly enough to respond to these declines in revenues. This would adversely affect the financial results of our health services operations.

Our health services operations may not be able to renew or comply with the dealership and other agreements with Philips Medical.

Our health service operations derive significant revenues from the sale and service of Philips Medical diagnostic equipment that is authorized under dealership and manufacturer representation agreements with Philips Medical. The failure of our health services operations to comply with the requirements and conditions contained in such agreements or our inability to renew such agreements would adversely affect the financial results of the health services operations.

Technological change in the diagnostic imaging industry could reduce the demand for diagnostic imaging services and require our health services operations to incur significant costs to upgrade its equipment.

Although we believe that substantially all of our diagnostic imaging systems are upgradeable to maintain their state-of-the-art character, the development of new technologies or refinements of existing technologies might make our existing systems technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our systems. Competition among the numerous manufacturers of diagnostic imaging systems may result in technological advances in the speed and imaging capacity of new systems and accelerate the obsolescence of our systems. In addition, advancing technology may enable or provide an incentive for hospitals, physicians or other diagnostic service providers to perform procedures without our services.

Actions by regulators of our health services operations could result in monetary penalties or restrictions in our health services operations.

Our health services operations are subject to federal and state regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment of services. Federal and state regulations to which we are subject include:

•	the Medicare and Medicaid Anti-Kickback Law and state anti-kickback prohibitions;

•	the Health Insurance Portability and Accountability Act of 1996, also known as HIPAA;

•	the federal physician self-referral prohibition, commonly known as the Stark Law, and the state law equivalents of the Stark Law;

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•	federal Food and Drug Administration requirements;

•	state licensing and certification requirements; and

•	federal and state laws governing diagnostic imaging and therapeutic equipment used in our health services operations.

Our failure to comply with these regulations, or our inability to obtain and maintain necessary regulatory approvals, may result in adverse actions by regulators with respect to our health services operations, which actions may include civil and criminal penalties, damages, fines, injunctions, operating restrictions or suspension of operations. Any such action could adversely affect our financial results. Courts and regulatory authorities have not fully interpreted a significant number of these laws and regulations, and this uncertainty in interpretation increases the risk that we may be found to be in violation. Any action brought against us for violation of these laws or regulations, even if successfully defended, may result in significant legal expenses and divert management's attention from the operation of our businesses.

Other Business Operations

Our transportation company may be unable to maintain profitable operations if economic conditions restrict its ability to recover the increasing costs of fuel, insurance and labor supplies.

Our transportation company operates and manages a fleet of flat-bed trucks and trailers. The transportation company has experienced difficult economic conditions common to the transportation industry. As of June 30, 2004, there was $6.7 million of goodwill recorded on our consolidated balance sheet relating to this 1999 acquisition. Highly competitive pricing in the trucking industry in recent years has resulted in decreased operating margins and lower returns on invested capital for the transportation company. If current conditions persist, the reductions in cash flows from transportation operations may indicate that the fair value of the transportation company is less than its book value, resulting in an impairment of goodwill and a corresponding charge against earnings. Additionally, if our transportation company is unable to attract and retain drivers for its equipment, its financial results would be adversely impacted.

Our construction companies may be unable to properly bid and perform on projects.

The profitability and success of our construction companies require us to identify, estimate and timely bid on profitable projects. The quantity and quality of projects up for bids at any time is uncertain.

Additionally, once a project is awarded, we must be able to perform within cost estimates that were set when the bid was submitted and accepted. A significant failure or an inability to properly bid or perform on projects will lead to adverse financial results for our construction companies.

Our telecommunications company must compete against wireless services, depends on access fees and third-party subsidies and is subject to regulatory changes.

Our telecommunications company operates a rural telephone exchange. It competes with providers of wireless telecommunications. In addition, it depends on successful collection of access fees paid by long distance carriers and the availability of third-party subsidies for services offered in rural areas. Our telecommunications company must adapt to evolving regulations governing the telecommunications industry. Its ability to manage these risks is uncertain, and if such risks cannot be managed successfully, the telecommunications company's financial results would be adversely affected.

Our company that processes dehydrated potato flakes, flour and granules competes in a highly competitive market, and is dependent on adequate sources of potatoes for processing.

The market for processed, dehydrated potato flakes, flour and granules is highly competitive. The profitability and success of our potato processing company that we acquired in August 2004 is dependent on superior product quality, competitive product pricing, strong customer relationships, raw material costs and availability and customer demand for finished goods. In most product categories, our company competes with numerous manufacturers of varying sizes in the United States.

The principal raw material used by our potato processing company is off grade potatoes from growers. These potatoes are unsuitable for use in other markets due to imperfections. They are not subject to the United States Department of Agriculture's general requirements and expectations for size, shape or color. While our potato processing company has processing capabilities in three geographically distinct growing regions, there can be no assurance our company will be able to obtain raw materials due to poor growing conditions, a loss of key growers and other factors.

Financing

Volatile financial markets could restrict our ability to access capital and increase our borrowing costs and pension plan expenses.

After the September 11, 2001 terrorist attacks on the U.S., the ongoing war on terrorism by the U.S. and the bankruptcies and reported financial difficulties of several major U.S. companies, conditions in the financial markets have become increasingly volatile and uncertain, even for financially healthy companies. These events and related future events could restrict our ability to access capital for capital expenditures, working capital or acquisitions. We periodically issue long-term debt to meet our financing requirements, including the refinancing of short-term and long-term debt as it becomes due. If our ability to access capital becomes significantly limited, our interest costs could increase substantially and, under extreme circumstances, we could default on our debt obligations, including the debt securities that we may offer using this prospectus.

Changes in the U.S. capital markets could also have significant effects on our pension plan. Our pension income or expense is affected by factors including the market performance of the assets in the master pension trust maintained for the pension plans for some of our employees, the weighted average asset allocation and long-term rate of return of our pension plan assets, the discount rate used to determine the service and interest cost components of our net periodic pension cost (returns) and assumed rates of increase in our employees' future compensation. If our pension plan assets do not achieve positive rates of return, or if our estimates and assumed rates are not accurate, our company's earnings may decrease because we would be unable to recognize gains from the pension plan assets as income and, instead, we may need to provide additional funds to cover our obligations to employees under the pension plan.

Any debt securities that we issue could contain covenants that restrict our ability to obtain financing, and our noncompliance with one of these restrictive covenants could lead to a default with respect to those debt securities and any other indebtedness.

Debt securities that we may offer using this prospectus, or any other future indebtedness of our company or our subsidiaries, may be subject to restrictive covenants, some of which may limit the way in which we can operate our businesses and significantly restrict our ability to incur additional indebtedness or to issue cumulative preferred shares. Noncompliance with any covenants under this indebtedness, unless cured, modified or waived, could lead to a default not only with respect to that indebtedness, but also under any other indebtedness that we may incur. If this were to happen, we might not be able to repay or refinance all of our debt.

A downgrade in our credit rating or other adverse actions by rating agencies could increase our borrowing costs and increase the risk of default on our debt obligations.

If Standard & Poor's or Moody's Investors Service were to downgrade our long-term debt ratings, our ability to borrow would be adversely affected and our future borrowing costs would likely increase with resulting reductions in net income in future periods. Further, if our credit ratings were downgraded below BBB– by Standard & Poor's or Baa3 by Moody's, we could be required to prepay our outstanding 6.63% senior notes and outstanding borrowings under our line of credit. In the event that debt is required to be prepaid, we may not have sufficient funds, or the ability to access capital, to satisfy in full our debt obligations, which could result in a default on our debt obligations, including the debt securities that we may offer using this prospectus.

If we issue a substantial amount of additional debt, it may be more difficult for us to obtain financing, may increase our total interest expense and may magnify the results of any default under any of our debt agreements.

The issuance of debt securities could increase our debt-to-total-capitalization ratio or leverage, which may in turn make it more difficult for us to obtain future financing. In addition, the issuance of any debt securities will increase the total interest expense we pay on our debt, except to the extent that the proceeds from the issuance of any new debt securities are used to repay other outstanding indebtedness. Finally, our level of indebtedness, and in particular any significant increase in it, may make us more vulnerable if there is a downturn in our business or the economy.

Risks Related to our Securities

Our board of directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series, which could adversely affect the voting power, dividend, liquidation and other rights of holders of our common shares.

Under our articles of incorporation, our board of directors has the power to issue series of cumulative preferred shares and cumulative preference shares and to designate the rights and preferences of those series. Therefore, our board of directors may designate a new series of cumulative preferred shares or cumulative preference shares with the rights, preferences and privileges that the board of directors deems appropriate, including special dividend, liquidation and voting rights. The creation and designation of a new series of cumulative preferred shares or cumulative preference shares could adversely affect the voting power, dividend, liquidation and other rights of holders of our common shares and, possibly, any other class or series of stock that is then in existence.

Except for our common shares, there is no public market for the securities that we may offer using this prospectus.

Except for our common shares, no public market exists for the securities that we may offer using this prospectus, and we cannot assure the liquidity of any market that may develop, the ability of the holders of the securities to sell their securities or the price at which the securities may be sold. Our common shares are traded on the NASDAQ National Market. We do not intend to apply for listing of any other securities that we may offer using this prospectus on any securities exchange or for quotation through the NASDAQ system. Future trading prices of the securities will depend on many factors including, among others, prevailing interests rates, our operating results and the market for similar securities.

The market price of our common shares may be volatile.

The market price of our common shares may fluctuate significantly in response to a number of factors, some of which may be beyond our control. These factors include the perceived prospects or actual operating results of our electric and nonelectric businesses; changes in estimates of our operating results by analysts, investors or our company; our actual operating results relative to such estimates or expectations; actions or announcements by us or our competitors; litigation and judicial decisions; legislative or regulatory actions; and changes in general economic or market conditions. In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations. These market fluctuations could reduce the market price of our common shares for reasons unrelated to our operating performance.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company, which could inhibit your ability to receive a premium on your investment from a possible sale of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. In addition, our board of directors has adopted a shareholder rights plan which enables our board of directors to issue preferred share purchase rights that would be triggered by certain prescribed events. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control of our company. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus or any prospectus supplement may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Otter Tail Corporation and its subsidiaries. Statements preceded by, followed by or that include words such as "may," "will," "expect," "anticipate," "continue," "estimate," "project," "believes" or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described in this prospectus, including under "Risk Factors," and the documents incorporated by reference in this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

OTTER TAIL CORPORATION

Our businesses have been classified into five segments: Electric, Plastics, Manufacturing, Health Services and Other Business Operations.

•	Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company. Electric utility operations have been the Company's primary business since incorporation.

•	Plastics consists of businesses producing polyvinyl chloride and polyethylene pipe in the Upper Midwest and Southwest regions of the United States.

•	Manufacturing consists of businesses in the following manufacturing activities: production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto body shop industry, material and handling trays and horticultural containers; fabrication of steel products; contract machining; and metal parts stamping and fabrication. These businesses are located primarily in the Upper Midwest, Missouri and Utah.

•	Health Services consists of businesses involved in the sale of diagnostic medical equipment, patient monitoring equipment and related supplies and accessories. These businesses also provide service maintenance, mobile diagnostic imaging, mobile positron emission tomography and nuclear medicine imaging, portable X-ray imaging and rental of diagnostic medical imaging equipment to various medical institutions located throughout the United States.

•	Other Business Operations consists of businesses in residential, commercial and industrial electric industries, fiber optic and electric distribution systems, waste-water, water and HVAC construction, transportation, telecommunications, energy services and natural gas marketing as well as the portion of corporate general and administrative expenses that are not allocated to other segments. These businesses operate primarily in the Central United States, except for the transportation company which operates in 48 states and 6 Canadian provinces. In addition, in August 2004 we acquired a processor of dehydrated potatoes in North America serving customers in industrial, foodservice, baking and export markets.

Our electric operations, including wholesale power sales, are operated as a division of Otter Tail Corporation, and our energy services and natural gas marketing operations are operated as a subsidiary of Otter Tail Corporation. Substantially all of our other businesses are owned by our wholly owned subsidiary, Varistar Corporation.

Otter Tail Corporation was incorporated in 1907 under the laws of the State of Minnesota. Our executive offices are located at 215 South Cascade Street, Box 496, Fergus Falls, Minnesota 56538-0496 and 4334 18th Avenue SW, Suite 200, P.O. Box 9156, Fargo, North Dakota 58106-9156, and our telephone number is (866) 410-8780.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we will use the net proceeds we receive from the sale of the securities for general corporate purposes, which may include, among other things, working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases. The prospectus supplement relating to a particular offering of securities by us will identify the use of proceeds for that offering.

RATIOS OF EARNINGS TO FIXED CHARGES AND
TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

Our consolidated ratios of earnings to fixed charges and of earnings to fixed charges and preferred dividend requirements for the periods indicated are as follows:

	Year Ended December 31,					Six Months Ended June 30,
	1999(a)	2000	2001	2002	2003	2003	2004
Ratio of Earnings to Fixed Charges	4.86	3.96	4.24	3.93	3.40	3.24	3.09
Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements	4.10	3.50	3.70	3.76	3.26	3.11	2.96

(a)	Includes a pre-tax gain of approximately $14.5 million from the sale of radio station assets by us in October 1999.

For purposes of computing the ratios, earnings consist of consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest on long-term debt, amortization of debt expense, premium and discount, and the portion of interest expense on operating leases we believe to be representative of the interest factor. Preferred dividend requirements represent an amount equal to the consolidated income from continuing operations before income taxes which would be required to pay the dividends on our outstanding cumulative preferred shares.

DESCRIPTION OF COMMON SHARES

This section summarizes the general terms of the common shares that we may offer using this prospectus. The following description is only a summary and does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws. Our articles of incorporation and bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" for information on how to obtain copies.

General

Our articles of incorporation currently authorize the issuance of three classes of shares:

•	cumulative preferred shares, without par value (1,500,000 shares authorized),

•	cumulative preference shares, without par value (1,000,000 shares authorized), and

•	common shares, par value $5 per share (50,000,000 shares authorized).

As of June 30, 2004, there were outstanding 155,000 cumulative preferred shares, no cumulative preference shares and 25,945,682 common shares. In addition, the board of directors has designated 250,000 shares of cumulative preferred shares as the Series A Junior Participating Preferred Stock which are issuable upon the exercise of the preferred share purchase rights described below under "— Preferred Share Purchase Rights."

The board of directors is authorized to provide for the issue from time to time of cumulative preferred shares and cumulative preference shares in series and, as to each series, to fix the designation, annual dividend rate, quarterly dividend payment dates, redemption price or prices, voluntary and involuntary liquidation prices, conversion provisions, if any, and sinking fund provisions, if any, applicable to the shares of such series. As a result, our board of directors could, without shareholder approval, authorize the issuance of cumulative preferred shares or cumulative preference shares with dividend, redemption or conversion provisions that could have an adverse effect on the availability of earnings for distribution to the holders of common shares, or with voting, conversion or other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of common shares. See "Description of Cumulative Preferred Shares."

The common shares are not entitled to any conversion or redemption rights. Holders of common shares do not have any preemptive right to subscribe for additional securities we may issue. Our outstanding common shares are, and any newly issued common shares will be, fully paid and non-assessable. The transfer agents and registrars for the common shares are our company and Wells Fargo Bank, National Association.

Dividend Rights

Subject to the prior dividend rights of the holders of the cumulative preferred shares and the cumulative preference shares and the other limitations set forth in the following paragraphs, dividends may be declared by the board of directors and paid from time to time upon the outstanding common shares from any funds legally available therefor.

We and our subsidiaries are parties to agreements pursuant to which we borrow money, and certain covenants in these agreements may limit our ability to pay dividends or other distributions with respect to the common shares or to repurchase common shares. In addition, we and our subsidiaries may become parties to future agreements that contain such restrictions. These covenants will be described in more detail in the prospectus supplement relating to any common shares that we offer using this prospectus.

So long as any cumulative preferred shares remain outstanding, we shall not, without the consent of the holders of a majority of the aggregate voting power of the cumulative preferred shares of all series then outstanding (two-thirds if more than one-fourth vote negatively), declare, pay or set apart for payment any dividend on or purchase, redeem or otherwise acquire any common shares unless, after giving effect thereto, Common Share Equity shall equal at least 25% of Total Capitalization and our earned surplus shall not be less than $831,398.

"Common Share Equity" is the sum of

•	our stated capital applicable to our common shares and to all other shares ranking junior to the cumulative preferred shares with respect to the payment of dividends or the distribution of assets (collectively "Subordinate Shares"), including any shares proposed to be issued substantially contemporaneously,

•	capital surplus to the extent of premium on our common shares and on all other Subordinate Shares, including any premium on any shares proposed to be issued substantially contemporaneously,

•	contributions in aid of construction, and

•	earned surplus,

all determined in accordance with such system of accounts as may be prescribed by governmental authorities having jurisdiction in the premises or, in the absence thereof, in accordance with generally accepted accounting practice.

"Total Capitalization" means the sum of

•	the Common Share Equity,

•	the involuntary liquidation preference of all cumulative preferred shares and all other shares prior to or on a parity with the cumulative preferred shares to be outstanding after the proposed event, and

•	the principal amount of all interest bearing debt (including debt to which property theretofore acquired or to be acquired substantially contemporaneously is or will be subject) to be outstanding after the proposed event, excluding, however, all indebtedness maturing by its terms within one year from the time of creation thereof unless we, without the consent of the lender, have the right to extend the maturity of such indebtedness for a period or periods which, with the original period of such indebtedness, aggregates one year or more.

Moreover, no dividend shall be declared, paid or set apart for payment on the common shares (other than a dividend or distribution payable solely in common shares) nor shall any common shares be purchased or acquired by us at any time while there is a default or deficiency with respect to a sinking or purchase fund established for the benefit of any series of the cumulative preferred shares or the cumulative preference shares. None of the outstanding series of our cumulative preferred shares has a sinking or purchase fund.

Voting Rights

Subject to the rights of the holders of the cumulative preferred shares, as described under "Description of Cumulative Preferred Shares — Voting Rights," and the cumulative preference shares, as described below, only the holders of common shares have voting rights and are entitled to one vote for each share held.

In the event that four full quarterly dividend payments on the cumulative preference shares of any series shall be in default, the holders of the cumulative preference shares of all series at the time outstanding, voting as a class, shall thereafter elect two members of an eleven member board of directors. After any such default shall have been cured, the cumulative preference shares, as the case may be, shall be divested of such voting rights, subject to being revested in the event of subsequent such defaults.

The consent of the holders of at least two-thirds of the aggregate voting power of the cumulative preference shares of all series then outstanding is required to

•	create or authorize any shares of any class (other than the cumulative preferred shares, whether now or hereafter authorized) ranking prior to the cumulative preference shares as to dividends or assets, or

•	amend our articles of incorporation so as to affect adversely any of the preferences or other rights of the cumulative preference shares, provided that if less than all series of cumulative preference shares are so affected, only the consent of the holders of at least two-thirds of the aggregate voting power of the affected series shall be required.

A majority (two-thirds if more than one-fourth vote negatively) of the aggregate voting power of the cumulative preference shares of all series then outstanding is required to

•	increase the number of authorized cumulative preference shares or create or authorize any shares of any class ranking on a parity with the cumulative preference shares as to dividends or assets, or

•	consolidate or merge into or with any other corporation or corporations or sell, lease or exchange all or substantially all of our property and assets unless specified conditions are met.

Liquidation Rights

Upon any liquidation, dissolution or winding up of our company, the holders of common shares shall be entitled to receive pro rata all assets of our company distributable to shareholders after the payment of the respective liquidation preferences to the holders of the cumulative preferred shares and the cumulative preference shares.

Preferred Share Purchase Rights

On January 27, 1997, our board of directors declared a dividend of one preferred share purchase right for each outstanding common share held of record as of February 7, 1997. One right was also issued with respect to each common share issued after February 7, 1997. Therefore, each common share has one preferred share purchase right attached to it. The terms of the preferred share purchase rights are set forth in the rights agreement, dated as of January 28, 1997, between us and Wells Fargo Bank, National

Association (formerly Norwest Bank Minnesota, National Association), as rights agent, as amended August 24, 1998. The following description of the preferred share purchase rights is only a summary and does not purport to be complete. You must look at the rights agreement, as amended, for a full understanding of all of the terms of the preferred share purchase rights. The rights agreement, as amended, has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" for information on how to obtain copies.

Each preferred share purchase right entitles the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustments. The rights are exercisable when, and are not transferable apart from our common shares until, a person or group has acquired 15% or more, or commenced a tender or exchange offer for 15% or more, of our common shares. If the specified percentage of the common shares is acquired, each right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either our company or the acquiring company having value equal to two times the exercise price of the right. The rights are redeemable by our board of directors in certain circumstances and expire on January 27, 2007.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by our board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by our board of directors because the board may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common shares.

Minnesota Anti-Takeover Laws

We are governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the Minnesota Business Corporation Act. These provisions may discourage a negotiated acquisition or unsolicited takeover of us and deprive our shareholders of an opportunity to sell their shares at a premium over the market price.

In general, Section 302A.671 provides that a public Minnesota corporation's shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The term "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation's voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock. Section 302A.673 does not apply if a committee of our board of directors consisting of one or more of our disinterested directors (excluding directors who are our current and former officers and employees) approves the proposed transaction or the interested shareholder's acquisition of shares before the share acquisition date, or on the share acquisition date but before the interested shareholder becomes an interested shareholder.

If a takeover offer is made for our shares, Section 302A.675 of the Minnesota Business Corporation Act precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the takeover offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier takeover offer. A "takeover offer" is a tender offer which results in an offeror who owned ten percent or less of a class of our shares acquiring more than ten percent of that class, or which results in the offeror increasing its beneficial ownership of a class of our shares by more than ten percent of the class, if the offeror owned ten percent or more of the class before the takeover offer. Section 302A.675 does not apply if a committee of our board of directors approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer. The committee must consist solely of directors who were directors or nominees for our board of directors at the time of the first public announcement of the takeover offer, and who are not our current or former officers and employees, offerors, affiliates or associates of the offeror or nominees for our board of directors by the offeror or an affiliate or associate of the offeror.

Certain Provisions of Articles and Bylaws

Except at such times when holders of cumulative preferred shares and/or cumulative preference shares have special voting rights for the election of directors as described in this prospectus, our directors are elected for three-year, staggered terms by the holders of the common shares. Cumulative voting of the common shares in the election of directors is prohibited. In addition, our bylaws provide that a vote of 75% of the common shares is required to remove directors who have been elected by the holders of common shares. The affirmative vote of 75% of the common shares is required to amend provisions of our articles of incorporation and bylaws relating to the staggered terms and the removal of directors, unless approved by all of the continuing directors as specified therein.

Our articles of incorporation contain "fair price" provisions which require the affirmative vote of 75% of the voting power of the common shares to approve business combinations, including mergers, consolidations and sales of a substantial part of our assets, with an interested shareholder or its affiliates or associates, unless specified price criteria and procedural requirements are met or unless the transaction is approved by the majority of the continuing directors. Our articles of incorporation also contain "anti-greenmail" provisions which preclude us from making certain purchases of common shares at a price per share in excess of the fair market price from a substantial shareholder unless approved by the affirmative vote of 66 2/3% of the voting power of the common shares held by the disinterested shareholders. The "fair price" and "anti-greenmail" provisions of our articles of incorporation may not be amended without the affirmative vote of the holders of at least 75% of the voting power of the common shares, unless approved by all of the continuing directors as specified therein.

The overall effect of the foregoing provisions of our articles of incorporation and bylaws, together with the preferred share purchase rights and the ability of the board of directors to issue additional common shares, cumulative preferred shares and cumulative preference shares, may be to delay or prevent attempts by other persons or entities to acquire control of our company without negotiations with our board of directors.

DESCRIPTION OF CUMULATIVE PREFERRED SHARES

This section summarizes the general terms and provisions of the cumulative preferred shares that we may offer using this prospectus. This section is only a summary and does not purport to be complete. You must look at our articles of incorporation and the relevant certificate of designation for a full understanding of all the rights and preferences of any series of cumulative preferred shares. Our articles of incorporation and the certificates of designation have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" for information on how to obtain copies.

A prospectus supplement will describe the specific terms of any particular series of cumulative preferred shares offered under that prospectus supplement, including any of the terms in this section that will not apply to that series of cumulative preferred shares, and any special considerations, including tax considerations, applicable to investing in that series of cumulative preferred shares.

General

As discussed above, our articles of incorporation currently authorize the issuance of three classes of shares:

•	cumulative preferred shares, without par value (1,500,000 shares authorized),

•	cumulative preference shares, without par value (1,000,000 shares authorized), and

•	common shares, par value $5 per share (50,000,000 shares authorized).

As of June 30, 2004, there were outstanding 155,000 cumulative preferred shares, no cumulative preference shares and 25,945,682 common shares.

The board of directors is authorized to provide for the issue from time to time of cumulative preferred shares and cumulative preference shares in series and, as to each series, to fix the designation, annual dividend rate, quarterly dividend payment dates, redemption price or prices, voluntary and involuntary liquidation prices, conversion provisions, if any, and sinking fund provisions, if any, applicable to the shares of such series. The cumulative preferred shares are senior to the cumulative preference shares and the common shares as to dividend and liquidation rights.

As of June 30, 2004, four series of cumulative preferred shares were outstanding: 60,000 shares of the $3.60 Series; 25,000 shares of the $4.40 Series; 30,000 shares of the $4.65 Series; and 40,000 shares of the $6.75 Series. All of such outstanding series had a stated and liquidating value of $100 per share. None of such outstanding series is subject to mandatory redemption. In addition, the board of directors has designated 250,000 shares of cumulative preferred shares as the Series A Junior Participating Preferred Stock which are issuable upon the exercise of the preferred share purchase rights described under "Description of Common Shares — Preferred Share Purchase Rights."

Any cumulative preferred shares will, when issued, be fully paid and nonassessable. Holders of cumulative preferred shares do not have any preemptive right to subscribe for additional securities we may issue. The transfer agent and registrar for any series of cumulative preferred shares will be specified in the applicable prospectus supplement.

The prospectus supplement relating to any particular series of cumulative preferred shares that we offer using this prospectus will describe the following terms of that series, if applicable:

•	the number of shares, their stated value and their designation or title;

•	the initial public offering price of the series;

•	that series' rights as to dividends;

•	the rights of holders of shares of that series upon the dissolution or distribution of our assets;

•	whether and upon what terms the shares of that series will be redeemable;

•	whether and upon what terms a sinking fund will be used to purchase or redeem the shares of that series;

•	whether and upon what terms the shares of that series may be converted and the securities that series of cumulative preferred shares may be converted into;

•	the voting rights, if any, that will apply to that series; and

•	any additional rights and preferences of the series.

We may elect to offer depositary shares evidenced by depositary receipts, each representing a fractional interest in a share of the particular series of cumulative preferred shares issued and deposited with a depositary. See "Description of Depositary Shares."

Dividend Rights

The holders of cumulative preferred shares of each series are entitled to receive, when and as declared by the board of directors, on a parity with the other outstanding series of cumulative preferred shares, cumulative dividends at the annual rate (which may be fixed or variable or both) for such series, payable quarterly on the dividend payment dates fixed for such series. Each series of cumulative preferred shares that we offer using this prospectus will be entitled to dividends at the annual rate set forth in the applicable prospectus supplement, cumulative from the date of original issue of such share, and payable quarterly on the dates set forth in the applicable prospectus supplement.

We and our subsidiaries are parties to agreements pursuant to which we borrow money, and certain covenants in these agreements may limit our ability to pay dividends or other distributions with respect to the cumulative preferred shares or to redeem or repurchase these shares. In addition, we and our subsidiaries may become parties to future agreements that contain such restrictions. These covenants will be described in more detail in the prospectus supplement relating to any particular series of cumulative preferred shares that we offer using to this prospectus.

So long as any cumulative preferred shares are outstanding, no dividends or other distributions may be made on the cumulative preference shares, the common shares or any other shares ranking junior to the cumulative preferred shares with respect to the payment of dividends or the distribution of assets (collectively "Subordinate Shares"), nor may any Subordinate Shares be purchased, redeemed or otherwise acquired (including through the operation of any sinking fund), if dividends on the cumulative preferred shares are accumulated and unpaid for any period and a sum sufficient for the payment thereof has not been set apart or we shall in any respect be in default under any sinking fund for the benefit of cumulative preferred shares. Moreover, so long as any cumulative preferred shares remain outstanding, we shall not, without the consent of the holders of a majority of the aggregate voting power of the cumulative preferred shares of all series then outstanding (two-thirds if more than one-fourth vote negatively), declare, pay or set apart for payment any dividend on or purchase, redeem or otherwise acquire (including through the operation of any sinking fund) any Subordinate Shares unless, after giving effect thereto, Common Share Equity shall equal at least 25% of Total Capitalization and our earned surplus shall be not less than $831,398.

"Common Share Equity" is the sum of

•	our stated capital applicable to our common shares and to all other Subordinate Shares, including any shares proposed to be issued substantially contemporaneously,

•	capital surplus to the extent of premium on our common shares and on all other Subordinate Shares, including any premium on any shares proposed to be issued substantially contemporaneously,

•	contributions in aid of construction, and

•	earned surplus,

all determined in accordance with such system of accounts as may be prescribed by governmental authorities having jurisdiction in the premises or, in the absence thereof, in accordance with generally accepted accounting practice.

"Total Capitalization" means the sum of

•	the Common Share Equity,

•	the involuntary liquidation preference of all cumulative preferred shares and all other shares prior to or on a parity with the cumulative preferred shares to be outstanding after the proposed event, and

•	the principal amount of all interest bearing debt (including debt to which property theretofore acquired or to be acquired substantially contemporaneously is or will be subject) to be outstanding after the proposed event, excluding, however, all indebtedness maturing by its terms within one year from the time of creation thereof unless we, without the consent of the lender, have the right to extend the maturity of such indebtedness for a period or periods which, with the original period of such indebtedness, aggregates one year or more.

If we shall be in default in the payment of any dividend on the cumulative preferred shares of any series, we shall not purchase, redeem or otherwise acquire (including through the operation of any sinking fund) any cumulative preferred shares unless all of the cumulative preferred shares are redeemed.

Redemption and Repurchase

A series of cumulative preferred shares that we may offer using this prospectus may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase at the option of the holders, as described in the applicable prospectus supplement, subject to the restriction described in the last paragraph under the caption "— Dividend Rights." If a series of cumulative preferred shares is subject to mandatory redemption, the applicable prospectus supplement will specify the terms of redemption, the procedure used for redemption, the number of shares that we will redeem each year and the redemption price. The applicable prospectus supplement will also specify whether the redemption price will be payable in cash or other property.

Provision may be made whereby, subject to certain conditions, all rights (other than the right to receive redemption moneys) of the holders of cumulative preferred shares called for redemption, whether at our option or through a sinking fund, will terminate before the redemption date upon the deposit with a bank or trust company of the funds necessary for redemption.

Cumulative preferred shares acquired by us upon redemption or conversion thereof, through operation of any sinking fund therefor or otherwise may be reissued in the same manner as authorized but unissued cumulative preferred shares.

Conversion or Exchange

If any series of cumulative preferred shares that we may offer using this prospectus may be converted or exchanged into common shares, another series cumulative preferred shares or debt securities, the applicable prospectus supplement will state the terms on which shares of that series may be converted or exchanged.

Voting Rights

Unless otherwise provided in the prospectus supplement relating to any series of cumulative preferred shares that we offer using this prospectus, the holders of the cumulative preferred shares are not entitled to vote at any meetings of our shareholders, except as required by law or as described below.

In the event that four full quarterly dividend payments on the cumulative preferred shares of any series shall be in default, the holders of the cumulative preferred shares of all series at the time outstanding, voting as a class, shall thereafter elect three members of an eleven member board of directors; and, if such default shall increase to twelve full quarterly divided payments, such holders shall thereafter elect six members of an eleven member board of directors. After any such default shall have been cured, the cumulative preferred shares shall be divested of such voting rights, subject to being revested in the event of subsequent such defaults.

The consent of the holders of at least two-thirds of the aggregate voting power of the cumulative preferred shares of all series then outstanding is required to

•	create, authorize or issue any shares of any class ranking prior to (or any securities of any kind or class convertible into shares of any class ranking prior to) the cumulative preferred shares as to dividends or assets, or

•	amend our articles of incorporation so as to affect adversely any of the preferences or other rights of the holders of the cumulative preferred shares, provided that if less than all series of cumulative preferred shares are so affected, only the consent of the holders of at least two-thirds of the aggregate voting power of the affected series shall be required.

A majority (two-thirds if more than one-fourth vote negatively) of the aggregate voting power of the cumulative preferred shares of all series then outstanding is required to

•	increase the number of authorized cumulative preferred shares or create, authorize or issue shares of any class ranking on a parity with the cumulative preferred shares as to dividends or assets, or any securities of any kind or class convertible into cumulative preferred shares or shares of any class on a parity with the cumulative preferred shares;

•	issue any cumulative preferred shares of any series unless, after giving effect thereto

— Adjusted Income Available for Interest shall equal at least 1.5 times Adjusted Interest and Preferred Charges,

— Adjusted Income Available for Preferred Dividends shall equal at least 2.5 times Adjusted Preferred Charges, and

— Common Share Equity shall equal at least 25% of Total Capitalization;

•	consolidate or merge into or with any other corporation or corporations unless, after giving effect thereto

— the cumulative preferred shares outstanding immediately prior to such transaction shall remain outstanding or be constituted as shares of the resulting corporation in the same number and with the same relative rights and preferences as the cumulative preferred shares, with no increase in the authorized number and no outstanding or authorized shares ranking prior to or on a parity with the cumulative preferred shares (except our shares outstanding or authorized immediately prior to such transaction), and the outstanding indebtedness of the resulting corporation shall not exceed our outstanding indebtedness immediately preceding such transaction, or

— each condition enumerated in the immediately preceding bullet point shall be satisfied with respect to the resulting corporation; and

•	sell, lease or exchange all or substantially all of our property and assets unless, after giving effect thereto, the fair value of our assets shall at least equal the preference on voluntary liquidation of all outstanding cumulative preferred shares and of all other outstanding shares ranking on a parity with the cumulative preferred shares, after deducting an amount equal to our outstanding indebtedness plus an amount equal to the preference on voluntary liquidation of all shares ranking prior to the cumulative preferred shares.

"Adjusted Income Available for Interest" is based upon gross income of our company or of the resulting corporation, as the case may be, for a then current 12-month period available for the payment of interest, after deducting all taxes (including income taxes).

"Adjusted Income Available for Preferred Dividends" equals Adjusted Income Available for Interest minus interest charges for one year and the dividend requirement for one year on any shares ranking prior to the cumulative preferred shares.

"Adjusted Interest and Preferred Charges" means the sum of

•	the interest charges for one year on all our interest bearing indebtedness outstanding at the time of issuance of such cumulative preferred shares or of the proposed consolidation or merger (including that, if any, proposed to be issued or assumed substantially contemporaneously, or to which property theretofore acquired or to be acquired substantially contemporaneously is or will be subject (adjusted for all amortization of debt discount and expense, or of premium on debt, as the case may be)), and

•	the dividend requirements for one year on all outstanding cumulative preferred shares, and on all other shares of a class ranking prior to or on a parity with the cumulative preferred shares as to dividends or assets, outstanding at the time of issuance of such additional cumulative preferred shares, or of such consolidation or merger, including all such shares proposed to be issued, or all such shares of the resulting corporation, as the case may be.

"Adjusted Preferred Charges" is the Adjusted Interest and Preferred Charges for one year determined at the time of issuance of such cumulative preferred shares or of the proposed consolidation or merger, less the interest charges for one year and the dividend requirements for one year on any shares ranking prior to the cumulative preferred shares, included in determining the Adjusted Interest and Preferred Charges.

Holders of cumulative preferred shares entitled to vote as described above shall have voting power in proportion to the involuntary liquidation preference of the cumulative preferred shares so held and shall be entitled to cumulate votes in the election of Directors.

Liquidation Rights

In the event of dissolution, liquidation or winding up of our company, the holders of cumulative preferred shares of each series outstanding shall be entitled to receive out of our assets, before any payment shall be made to the holders of Subordinate Shares, such amount per share as shall have been fixed by the board of directors as the voluntary liquidation price or the involuntary liquidation price, as the case may be, for the shares of such series, together with a sum, in the case of each share, computed at the annual dividend rate for the series of which the particular share is a part, from the date on which dividends on such shares became cumulative to and including the date fixed for such distribution or payment, less the aggregate amount of all dividends which have theretofore been paid or which have been declared on the share and for which moneys have been set apart and remain available for payment. If upon any such dissolution, liquidation or winding up, our assets available for payment to shareholders are not sufficient to make payment in full to the holders of cumulative preferred shares as above provided, payment shall be made to such holders ratably in accordance with the respective distributive amounts to which such holders shall be entitled. A consolidation or merger of our company shall not be construed as a dissolution, liquidation or winding up of our company within the meaning of the foregoing provisions.

The voluntary and involuntary liquidation prices for any series of cumulative preferred shares that we offer using this prospectus will be set forth in the applicable prospectus supplement. The involuntary liquidation price for each series of cumulative preferred shares issued after April 1, 1977 must be equal to the gross consideration received by us upon the issuance thereof (without regard to any premium received, underwriting discount or commission, private placement fee or other expense of issuance).

Certain Provisions of Articles and Bylaws

For a description of some additional provisions of our articles of incorporation and bylaws, see "Description of Common Shares — Certain Provisions of Articles and Bylaws."

DESCRIPTION OF DEPOSITARY SHARES

This section summarizes the general terms and provisions of the depositary shares represented by depositary receipts that we may offer using this prospectus. This section is only a summary and does not purport to be complete. You must look at the applicable forms of depositary receipt and deposit agreement for a full understanding of the specific terms of any depositary shares and depositary receipts. The forms of the depositary receipts and the deposit agreement will be filed or incorporated by reference as exhibits to the registration statement to which this prospectus is a part. See "Where You Can Find More Information" for information on how to obtain copies.

A prospectus supplement will describe the specific terms of the depositary shares and the depositary receipts offered under that prospectus supplement, including any of the terms in this section that will not apply to those depositary shares and depositary receipts, and any special considerations, including tax considerations, applicable to investing in those depositary shares.

General

We may offer fractional interests in cumulative preferred shares, rather than full shares of cumulative preferred shares. If we do so, we will provide for the issuance to the public by a depositary of depositary receipts evidencing depositary shares. Each depositary share will represent a fractional interest in a share of a particular series of cumulative preferred shares.

The shares of any series of cumulative preferred shares underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The applicable prospectus supplement will state the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the cumulative preferred shares underlying the depositary share. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts, although not in final form. The holders of temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of temporary depositary receipts can exchange them for final depositary receipts at our expense.

Withdrawal of Cumulative Preferred Shares

If you surrender depositary receipts at the principal office of the depositary you will be entitled to receive at that office the number of shares of cumulative preferred shares and any money or other property then represented by the depositary shares, unless the depositary shares have been called for redemption. We will not, however, issue any fractional shares of cumulative preferred shares. Accordingly, if you deliver depositary receipts for a number of depositary shares that, when added together, represents more than a whole number of shares of cumulative preferred shares, the depositary will issue to you a new depositary receipt evidencing the excess number of depositary shares at the same time as you receive your share of cumulative preferred shares. You will no longer be entitled to deposit the shares of cumulative preferred shares you have withdrawn under the deposit agreement or to receive depositary shares in exchange for those shares of cumulative preferred shares. There may be no market for any withdrawn shares of cumulative preferred shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the deposited cumulative preferred shares, less any taxes required to be withheld, to the record holders of the depositary receipts in proportion to the number of the depositary shares owned by each record holder on the relevant date. The depositary will distribute only the amount that can be distributed without attributing to any holder a fraction of one cent. Any balance will be added to the next sum to be distributed to holders of depositary receipts.

If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary receipts, unless the depositary determines that it is not practical to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

The deposit agreement will contain provisions relating to how any subscription or similar rights offered by us to holders of the cumulative preferred shares will be made available to the holders of depositary receipts.

Redemption and Repurchase of Deposited Cumulative Preferred Shares

If any series of cumulative preferred shares underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of the series of cumulative preferred shares held by the depositary. The depositary will mail a notice of redemption between 30 and 60 days prior to the date fixed for redemption to the record holders of the depositary receipts to be redeemed at their addresses appearing in the depositary's records. The redemption price per depositary share will bear the same relationship to the redemption price per share of cumulative preferred shares that the depositary share bears to the underlying cumulative preferred shares. Whenever we redeem cumulative preferred shares held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the cumulative preferred shares redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the depositary by lot or pro rata or other equitable method, as we determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. If depositary shares are no longer outstanding, the holders will have no rights with regard to those depositary shares other than the right to receive money or other property that they were entitled to receive upon redemption. The payments will be made when the holder surrenders its depositary receipts to the depositary.

Depositary shares are not subject to repurchase at the option of the holders. However, if shares of cumulative preferred shares underlying the depositary shares become subject to repurchase at the option of the holders, the holders may surrender their depositary receipts to the depositary and direct the depositary to instruct us to repurchase the deposited cumulative preferred shares at the price specified in the applicable prospectus supplement. If we have sufficient funds available, we will, upon receipt of the instructions, repurchase the requisite whole number of shares of cumulative preferred shares from the depositary, which will, in turn, repurchase the depositary receipts. However, holders of depositary receipts will only be entitled to request the repurchase of a number of depositary shares that represents in total one or more whole shares of the underlying cumulative preferred shares. The repurchase price per depositary share will equal the repurchase price per share of the underlying cumulative preferred shares multiplied by the fraction of that share represented by one depositary share. If the depositary shares evidenced by any depositary receipt are repurchased in part only, the depositary will issue one or more new depositary receipts representing the depositary shares not repurchased.

Voting of Deposited Cumulative Preferred Shares

Upon receipt of notice of any meeting at which the holders of the series of cumulative preferred shares underlying the depositary shares are entitled to vote, the depositary will mail information about the meeting to the record holders of the related depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the holders of the related cumulative preferred shares) will be entitled to instruct the depositary as to how to vote the cumulative preferred shares underlying the holder's depositary shares. The depositary will try, if practicable, to vote the number of shares of cumulative preferred shares underlying the depositary shares according to the instructions it receives. We will agree to take all action requested and considered necessary by the depositary to enable it to vote the cumulative preferred shares in that manner. The depositary will not vote any shares of cumulative preferred shares for which it does not receive specific instructions from the holders of the depositary receipts.

Conversion and Exchange of Deposited Cumulative Preferred Shares

If we provide for the exchange of the cumulative preferred shares underlying the depositary shares, the depositary will exchange, as of the same exchange date, that number of depositary shares representing the cumulative preferred shares to be exchanged, so long as we have issued and deposited with the depositary the securities for which the cumulative preferred shares is to be exchanged. The exchange rate per depositary share will equal the exchange rate per share of the underlying cumulative preferred shares multiplied by the fraction of that share represented by one depositary share. If less than all of the depositary shares are exchanged, the depositary shares to be exchanged will be selected by the depositary by lot or pro rata or other equitable method, as we determine. If the depositary shares evidenced by a depositary receipt are exchanged in part only, the depositary will issue one or more new depositary receipts representing the depositary shares not exchanged.

Depositary shares may not be converted or exchanged for other securities or property at the option of the holders. However, if shares of cumulative preferred shares underlying the depositary shares are converted into or exchanged for other securities at the option of the holders, the holders may surrender their depositary receipts to the depositary and direct the depositary to instruct us to convert or exchange the deposited cumulative preferred shares into the whole number or principal amount of securities specified in the applicable prospectus supplement. Upon receipt of instructions, we will cause the conversion or exchange and deliver to the holders the whole number or principal amount of our securities and cash in lieu of any fractional security. The exchange or conversion rate per depositary share will equal the exchange or conversion rate per share of the underlying cumulative preferred shares multiplied by the fraction of that cumulative preferred shares represented by one depositary share. If the depositary shares evidenced by a depositary receipt are converted or exchanged in part only, the depositary will issue a new depositary receipt evidencing any depositary shares not converted or exchanged.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of depositary receipts will not be effective unless the amendment has been approved by the record holders of at least a majority of the depositary receipts. A deposit agreement may be terminated only if all related outstanding depositary shares have been redeemed or there has been a final distribution on the underlying cumulative preferred shares in connection with our liquidation, dissolution or winding up, and the distribution has been distributed to the holders of the related depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary for the initial deposit of the cumulative preferred shares and any redemption of the cumulative preferred shares. Holders of depositary receipts will pay transfer and other taxes and governmental charges and any other charges that are stated in the deposit agreement to be their responsibility.

Miscellaneous

The depositary will forward to the holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the underlying cumulative preferred shares.

Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and the depositary's obligations under the deposit agreement will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or cumulative preferred shares unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants or upon information provided by persons presenting cumulative preferred shares for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering notice to us. We also may at any time remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery to us of notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may offer using this prospectus and the related indenture. This section is only a summary and does not purport to be complete. You must look to the relevant form of debt security and the related indenture for a full understanding of all terms of any series of debt securities. The form of debt security and the related indenture have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" for information on how to obtain copies.

A prospectus supplement will describe the specific terms of any particular series of debt securities offered under that prospectus supplement, including any of the terms in this section that will not apply to that series, and any special considerations, including tax considerations, applicable to investing in those debt securities. In some instances, certain of the precise terms of debt securities you are offered may be described in a further prospectus supplement, known as a pricing supplement.

General

We will issue the debt securities in one or more series under the indenture dated as of November 1, 1997 between us and U.S. Bank National Association (formerly First Trust National Association), as trustee. The indenture does not limit the amount of debt securities that we may issue under it at any time. We may issue additional debt securities under the indenture in one or more series from time to time with terms different from those of other debt securities already issued under the indenture. In this section, we include references in parentheses to specific sections of the indenture.

Ranking

The debt securities will be our unsecured and unsubordinated obligations and will rank equally and ratably with our other current and future unsecured and unsubordinated debt. As of June 30, 2004, we had approximately $257 million of debt that would have ranked equally with the debt securities offered by this prospectus, including $115 million of debt securities outstanding under the indenture. In addition, the Company issued $76 million of unsecured and unsubordinated debt in connection with the acquisition of our potato processing company in August 2004, which debt is guaranteed by one of our subsidiaries. The debt securities will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure this debt). As of June 30, 2004, we had no secured debt. In addition, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the debt securities will be effectively subordinated to debt and other obligations at the subsidiary level because, as the common shareholder of our direct and indirect subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. As of June 30, 2004, our subsidiaries had approximately $14 million of aggregate outstanding debt. The Company's obligations under its $70 million line of credit and its $76 million of debt issued in August 2004 are guaranteed by one of its wholly-owned subsidiaries. The indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

Terms

The prospectus supplement, including any separate pricing supplement, relating to a series of debt securities that we offer using this prospectus will describe the following terms of that series, if applicable:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the person or persons to whom interest on the offered debt securities will be payable if other than the persons in whose names the debt securities are registered;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the rate or rates, which may be fixed or variable, and/or the method of determination of the rate or rates at which the offered debt securities will bear interest, if any;

•	the date or dates from which interest, if any, will accrue, the interest payment dates on which interest will be payable and the regular record date for any interest payable on any interest payment date;

•	the place or places where

— the principal of or any premium or interest on the offered debt securities will be payable;

— registration of transfer may be effected;

— exchanges may be effected; and

— notices and demands to or upon us may be served;

•	the security registrar for the offered debt securities and, if such is the case, that the principal of the offered debt securities will be payable without presentment or surrender thereof;

•	the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of the offered debt securities may be redeemed, in whole or in part, at our option;

•	our obligation or obligations, if any, to redeem or purchase any of the offered debt securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which any of the offered debt securities will be redeemed or purchased, in whole or in part, pursuant to that obligation, and applicable exceptions to the requirements of a notice of redemption in the case of mandatory redemption or redemption at the option of the holder;

•	the denominations in which the offered debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the currency of the United States, the currency or currencies, including composite currencies, in which payment of the principal of and any premium and interest on the offered debt securities will be payable;

•	if the principal of or any premium or interest on any of the offered debt securities will be payable, at the election of us or the holder, in a coin or currency other than in which the offered debt securities are stated to be payable, the period or periods within which and the terms and conditions upon which, the election will be made;

•	if the principal of or any premium or interest on the offered debt securities will be payable, or will be payable at the election of us or a holder, in securities or other property, the type and amount of securities or other property, or the formula or other method or other means by which the amount will be determined, and the period or periods within which, and the terms and conditions upon which, any such election may be made;

•	if the amount of payment of principal of or any premium or interest on the offered debt securities may be determined with reference to an index or other fact or event ascertainable outside the indenture, the manner in which the amounts will be determined;

•	if other than the principal amount of the offered debt securities, the portion of the principal amount of the offered debt securities which will be payable upon declaration of acceleration of the maturity;

•	any addition to the events of default applicable to the offered debt securities and any addition to our covenants for the benefit of the holders of the offered debt securities;

•	the terms, if any, pursuant to which the offered debt securities may be converted into or exchanged for shares of our capital stock or other securities or any other person;

•	the obligations or instruments, if any, which will be considered to be eligible obligations for the offered debt securities denominated in a currency other than U.S. dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of our indebtedness in respect of the debt securities after the satisfaction and discharge thereof;

•	if the offered debt securities will be issued in global form, any limitations on the rights of the holder to transfer or exchange the same or obtain the registration of transfer and to obtain certificates in definitive form in lieu of temporary form, and any and all other matters incidental to such debt securities;

•	if the offered debt securities will be issuable as bearer securities;

•	any limitations on the rights of the holders of the offered debt securities to transfer or exchange the debt securities or to obtain the registration of transfer, and if a service charge will be made for the registration of transfer or exchange of the offered debt securities, the amount or terms thereof;

•	any exceptions to the provisions governing payments due on legal holidays or any variations in the definition of business day with respect to the offered debt securities; and

•	any other terms of the offered debt securities, or any tranche thereof, not inconsistent with the provisions of the indenture. (Section 301)

Although debt securities offered by this prospectus will be issued under the indenture, there is no requirement that we issue future debt securities under the indenture. Accordingly, we may use other indentures or documentation containing different provisions in connection with future issuances of our debt.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to those debt securities will describe the federal income tax consequences and other special considerations applicable to them. In addition, if we issue any debt securities denominated in foreign currencies or currency units, the prospectus supplement relating to those debt securities will also describe any federal income tax consequences and other special considerations applicable to them.

The indenture does not contain covenants or other provisions designed to afford holders of debt securities protection in the event of a highly-leveraged transaction or change of control involving us. If this protection is provided for the offered debt securities, we will describe the applicable provisions in the prospectus supplement relating to those debt securities.

Form, Exchange and Transfer

Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities only in fully registered form without interest coupons and in denominations of $1,000 and integral multiples of $1,000. (Sections 201 and 302)

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

Subject to the terms of the indenture and the limitations applicable to global securities, holders may present debt securities for exchange as provided above and for registration of transfer at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless the applicable prospectus supplement indicates otherwise, no service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge associated with the transfer or exchange. Debt securities presented or surrendered for registration of transfer or exchange must (if so required by us, the trustee or the security registrar) be duly endorsed or accompanied by an executed written instrument of transfer in form satisfactory to us, the trustee or the security registrar. (Section 305) Any transfer agent (in addition to the security registrar) initially designated by us for the offered debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. We are required to maintain a transfer agent in each place of payment for the debt securities of a particular series. We may maintain an office that performs the functions of the transfer agent. (Section 602) Unless the applicable prospectus supplement specifies otherwise, the trustee will act as security registrar and transfer agent with respect to each series of debt securities offered by this prospectus.

We will not be required to execute or register the transfer or exchange of debt securities, or any tranche thereof, during a period of 15 days preceding the notice to be given identifying the debt securities called for redemption, or any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part. (Section 305)

If a debt security is issued as a global security, only the depositary or its nominee as the sole holder of the debt security will be entitled to transfer and exchange the debt security as described in this prospectus under "— Global Securities."

Payment and Paying Agent

Unless the applicable prospectus supplement indicates otherwise, we will pay interest on the offered debt securities on any interest payment date to the person in whose name the debt security is registered at the close of business on the regular record date. (Section 307)

Unless the applicable prospectus supplement indicates otherwise, we will pay the principal of and any premium and interest on the offered debt securities at the office of the paying agent or paying agents as we may designate for that purpose from time to time. Unless the applicable prospectus supplement indicates otherwise, the corporate trust office of the trustee in New York, New York will be our sole paying agent for payment for each series of debt securities. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. We are required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Section 602)

Any moneys deposited by us with the trustee or any paying agent for the payment of the principal of or any premium or interest on any offered debt securities which remain unclaimed at the end of two years after the applicable payment has become due and payable will be paid to us. The holder of that debt security, as an unsecured general creditor and not as a holder, thereafter may look only to us for the payment. (Section 603)

Redemption

Any terms for the optional or mandatory redemption of the offered debt securities will be set forth in the applicable prospectus supplement. Except as otherwise provided in the applicable prospectus supplement with respect to debt securities that are redeemable at the option of the holder, the offered debt securities will be redeemable only upon notice by mail not less than 30 days nor more than 60 days prior to the redemption date. If less than all the debt securities of a series, or any tranche thereof, are to be redeemed, the particular debt securities to be redeemed will be selected by the securities registrar by the method as provided for the particular series, or in the absence of any such provision, by such method of random selection as the security registrar deems fair and appropriate. (Sections 403 and 404)

Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the redemption date, of money sufficient to pay the principal of and any premium and interest on the offered debt securities. If sufficient money has not been so received, the notice will be of no force and effect and we will not be required to redeem the debt securities. (Section 404)

Consolidation, Merger, Conveyance or Other Transfer

Under the terms of the indenture, we may not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the corporation formed by the consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety is a person organized and existing under the laws of the United States, any state thereof or the District of Columbia and assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no Event of Default shall have occurred and be continuing; and

•	we have delivered to the trustee an officer's certificate and an opinion of counsel as provided in the indenture. (Section 1101)

Events of Default

Each of the following will constitute an "Event of Default" under the indenture with respect to any series of debt securities:

•	failure to pay any interest on any debt securities of that series within 60 days after the same becomes due and payable;

•	failure to pay principal of or premium, if any, on any debt securities of that series within three business days after the same becomes due and payable;

•	failure to perform or breach of any of our other covenants or warranties in the indenture (other than a covenant or warranty in the indenture solely for the benefit of a series of debt securities other than that series) for 60 days after written notice to us by the trustee, or to us and the trustee by the holders of at least 33% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	the occurrence of events of bankruptcy, insolvency or reorganization relating to us; and

•	any other Event of Default specified in the applicable prospectus supplement with respect to debt securities of a particular series. (Section 801)

An Event of Default with respect to a series of debt securities may not necessarily constitute an Event of Default with respect to debt securities of any other series issued under the indenture.

If an Event of Default with respect to any series of debt securities occurs and is continuing, then either the trustee or the holders of not less than 33% in principal amount of the outstanding debt securities of that series may declare the principal amount (or if the debt securities of that series are original issue discount securities, such portion of the principal amount thereof as may be specified in the applicable prospectus supplement) of all of the debt securities of that series to be due and payable immediately. However, if an Event of Default occurs and is continuing with respect to more than one series of debt securities, the trustee or the holders of not less than 33% in aggregate principal amount of the outstanding securities of all such series, considered as one class, may make the declaration of acceleration and not the holders of the debt securities of any one of such series. (Section 802) There is no automatic acceleration, even in the event of our bankruptcy or insolvency.

Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder has offered to the trustee reasonable security or indemnity. (Section 903) Subject to the provisions of the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of debt securities, the holders of a majority in aggregate principal amount of the outstanding debt securities of all those series, considered as one class, will have this right, and not the holders of any one series of debt securities. (Section 812)

No holder of debt securities of any series will have any right to institute any proceeding related to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the debt securities of that series;

•	the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series have made written request to the trustee, and offered reasonable indemnity to the trustee, to institute the proceeding as trustee; and

•	the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after the notice, request and offer. (Section 807)

Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the indenture, the holder of any debt security will have the right, which is absolute and unconditional, to receive payment of the principal, premium, if any, and interest on that debt security and to institute suit for enforcement of any payment, and that right will not be impaired without consent of that holder. (Section 808)

We will be required to furnish to the trustee annually, not later than October in each year, a statement by an appropriate officer as to the officer's knowledge of our compliance with all conditions and covenants under the indenture, such compliance to be determined without regard to any period of grace or requirement of notice under the indenture. (Section 606)

Right to Cure

At any time after the declaration of acceleration with respect to a series of debt securities has been made but before a judgment or decree for payment of the money due has been obtained, the Event or Events of Default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and the declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

— all overdue interest, if any, on all debt securities of that series;

— the principal of and premium, if any, on any debt securities of that series which have become due otherwise than by that declaration of acceleration and interest thereon at the rate or rates prescribed in the debt securities;

— interest upon overdue interest, if any, at the rate or rates prescribed in the debt securities, to the extent payment of that interest is lawful; and

— all amounts due to the trustee under the indenture; and

•	any other Event of Default with respect to the debt securities of that series, other than the non-payment of the principal of the debt securities of that series which has become due solely by the declaration of acceleration, have been cured or waived as provided in the indenture. (Section 802)

Modification and Waiver

Without the consent of any holder of debt securities, we and the trustee may enter into one or more supplemental indentures to the indenture for any of the following purposes:

•	to evidence the assumption by any permitted successor to us of our covenants under the indenture and the debt securities;

•	to add to our covenants or other provisions for the benefit of the holders of all or any series of outstanding debt securities or to surrender any right or power conferred upon us by the indenture;

•	to add any additional Events of Default with respect to all or any series of outstanding debt securities;

•	to change or eliminate any provision of the indenture or to add any new provision to the indenture, provided that if the change, elimination or addition will adversely affect the interests of the holders of any series of debt securities in any material respect, that change, elimination or addition will become effective with respect to that series only when the consent of the holders of that series so affected has been obtained or when there is no outstanding debt security of that series under the indenture;

•	to provide collateral security for the debt securities;

•	to establish the form or terms of any series of debt securities as permitted by the indenture;

•	to provide for the authentication and delivery of bearer securities and coupons appertaining thereto representing interest, if any, thereon and for the procedures for the registration, exchange and replacement thereof and for giving of notice to, and the solicitation of the vote or consent of, the holders thereof and for any and all other matters incidental thereto;

•	to evidence and provide for the acceptance of appointment of a separate or successor trustee under the indenture with respect to debt securities of one or more series and to add or to change any of the provisions of the indenture as will be necessary to provide for or to facilitate the administration of the trusts under the indenture by more than one trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of debt securities;

•	to change any place where

— the principal of and any premium and interest on any debt securities will be payable;

— any debt securities may be surrendered for registration of transfer or exchange; or

— notices and demands to or upon us in respect of the debt securities and indenture may be served; or

•	to cure any ambiguity, to correct or supplement any defective or inconsistent provision or to make or change any other provisions with respect to matters and questions arising under the indenture, provided that action does not adversely affect the interests of the holders of debt securities of any series in any material respect. (Section 1201)

The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive our compliance with some restrictive provisions of the indenture.

(Section 607) The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default

•	in the payment of principal, premium or interest; and

•	related to certain covenants and provisions of the indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected. (Section 813)

Without limiting the generality of the foregoing, if the Trust Indenture Act is amended after the date of the indenture in such a way as to require changes to the indenture or the incorporation of additional provisions or so as to permit changes to, or the elimination of provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect such amendment. (Section 1201)

Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of the indenture pursuant to one or more supplemental indentures. However, if less than all of the series of outstanding debt securities are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of outstanding debt securities of all series so directly affected, considered as one class, will be required. Further, if the debt securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, tranches, then the consent only of the holders of a majority in aggregate principal amount of the outstanding debt securities of all tranches so directly affected, considered as one class, will be required.

Without the consent of each holder of debt securities affected by the modification, no supplemental indenture may:

•	change the stated maturity of the principal of or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of the debt security;

•	reduce the rate of interest on the debt security (or the amount of any installment of interest thereon) or change the method of calculating the rate;

•	reduce any premium payable upon redemption of the debt security;

•	reduce the amount of the principal of any original issue discount security that would be due and payable upon a declaration of acceleration of maturity;

•	change the coin or currency (or other property) in which any debt security or any premium or the interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security (or, in the case of redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the outstanding debt securities of any series, or any tranche thereof, the consent of the holders of which is required for any such supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with any provision of the indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify certain of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, or any tranche thereof.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of debt securities or one or more tranches thereof, or modifies the rights of the holders of debt securities of that series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of the holders of the debt securities of any other series or tranche. (Section 1202)

The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the indenture as of any date, or whether or not a quorum is present at a meeting of holders:

•	debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of such other obligor (unless we, the affiliate or the obligor own all securities outstanding under the indenture, or all outstanding debt securities of each such series and each such tranche, as the case may be, determined without regard to this clause) will be disregarded and deemed not to be outstanding;

•	the principal amount of an original issue discount security that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof as provided in the indenture; and

•	the principal amount of a debt security denominated in one or more foreign currencies or a composite currency that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of the debt security (or, in the case of a debt security described in second bullet above, of the amount described in that clause). (Section 101)

If we solicit from holders any request, demand, authorization, direction, notice, consent, election, waiver or other act, we may, at our option, by board resolution, fix in advance a record date for the determination of holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other act. If a record date is fixed, such request, demand, authorization, direction, notice, consent, election, waiver or other act may be given before or after that record date, but only the holders of record at the close of business on the record date will be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding debt securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, election, waiver or other act, and for that purpose the outstanding debt securities will be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt security and the holder of every debt security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security. (Section 104)

Defeasance

Unless the applicable prospectus supplement otherwise indicates, any debt securities, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the indenture, and, at our election, our entire indebtedness in respect of the debt securities will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent (other than us), in trust: (a) money in an amount which will be sufficient, or (b) eligible obligations (as described below), which do not contain provisions permitting the redemption or other prepaying at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with money, if any, deposited with or held by the trustee or the paying agent, will be sufficient, or (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and any premium and interest due and to become due on the debt securities or portions thereof. (Section 701)

For this purpose, unless the applicable prospectus supplement otherwise indicates, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of the full faith and credit thereof, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof. (Section 101)

Resignation of Trustee

The trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of the outstanding debt securities of a series. No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a trustee appointed by act of the holders of a majority in principal amount of the outstanding debt securities, if we have delivered to the trustee a board resolution appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the indenture, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the indenture. (Section 910)

Notices

Notices to holders of debt securities will be given by mail to the addresses of the holders as they appear in the security register. (Section 106)

Title

We, the trustee and any agent of ours or the trustee may treat the person in whose name a debt security is registered as the absolute owner (whether or not the debt security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent the law of any other jurisdiction is mandatorily applicable. (Section 112)

Limitation on Suits

The indenture limits a holder's right to institute any proceeding with respect to the indenture, the appointment of a receiver or trustee, or for any other remedy under the indenture. (Section 807)

Maintenance of Properties

A provision in the indenture provides that we will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all our properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order and will cause (or, with respect to property owned in common with others, make reasonable effort to cause) to be made all necessary repairs, renewals, replacements, betterments and improvements, all as, in our judgment, may be necessary so that the business carried on in connection therewith may be properly conducted. However, nothing in this provision will prevent us from discontinuing, or causing the discontinuance of the operation and maintenance of any of our properties if the discontinuance is, in our judgment, desirable in the conduct of our business. (Section 605)

Concerning the Trustee

U.S. Bank National Association, the trustee under the indenture, acts as agent for participants in our Automatic Dividend Reinvestment and Share Purchase Plan. In the ordinary course of business, U.S. Bank National Association and its affiliates have engaged, and may in the future engage, in commercial or investment banking transactions with us and our affiliates.

Global Securities

We may issue a series of debt securities offered by this prospectus, in whole or in part, in the form of one or more global securities, which will have an aggregate principal amount equal to that of the debt securities represented thereby.

Unless it is exchanged in whole or in part for the individual debt securities it represents, a global security may be transferred only as a whole

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement related to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement and will be deposited with the depositary or its nominee or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided in the indenture.

As long as the depositary, or its nominee, is the registered holder of the global security, the depositary or nominee, as the case may be, will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the global security or any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered to be the owners or holders under the indenture relating to those debt securities.

All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing these debt securities. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, which institutions we refer to as the participants, and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effective only through, records maintained by the depositary and its participants. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee nor any of our or the trustee's agents will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to beneficial interests.

DESCRIPTION OF SECURITIES WARRANTS

This section summarizes the general terms and provisions of the securities warrants represented by warrant agreements and warrant certificates that we may offer using this prospectus. The securities warrants may be issued for the purchase of common shares, cumulative preferred shares or debt securities. This section is only a summary and does not purport to be complete. You must look at the applicable forms of warrant agreement and warrant certificate for a full understanding of the specific terms of any securities warrant. The forms of the warrant agreement and the warrant certificate will be filed or incorporated by reference as exhibits to the registration statement to which this prospectus is a part. See "Where You Can Find More Information" for information on how to obtain copies.

A prospectus supplement will describe the specific terms of the securities warrants offered under that prospectus supplement, including any of the terms in this section that will not apply to those securities warrants, and any special considerations, including tax considerations, applicable to investing in those securities warrants.

General

We may issue securities warrants alone or together with other securities offered by the applicable prospectus supplement. Securities warrants may be attached to or separate from those securities. Each series of securities warrants will be issued under a separate warrant agreement between us and a bank or trust company, as warrant agent, as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the securities warrants and will not act as an agent or trustee for any holders or beneficial owners of the securities warrants.

The prospectus supplement relating to any securities warrants that we offer using this prospectus will describe the following terms of those securities warrants, if applicable:

•	the offering price;

•	the currencies in which the securities warrants will be offered;

•	the designation, total principal amount, currencies, denominations and terms of the series of debt securities that may be purchased upon exercise of the securities warrants;

•	the principal amount of the series of debt securities that may be purchased if a holder exercises the securities warrants and the price at which and currencies in which the principal amount may be purchased upon exercise;

•	the total number of shares that may be purchased if all of the holders exercise the securities warrants and, in the case of securities warrants for the purchase of cumulative preferred shares, the designation, total number and terms of the series of cumulative preferred shares that can be purchased upon exercise of the securities warrants;

•	the number of shares of cumulative preferred shares or common shares that may be purchased if a holder exercises any one securities warrant and the price at which and currencies in which the cumulative preferred shares or common shares may be purchased upon exercise;

•	the designation and terms of any series of securities with which the securities warrants are being offered, and the number of securities warrants offered with each security;

•	the date on and after which the holder of the securities warrants can transfer them separately from the related series of securities;

•	the date on which the right to exercise the securities warrants begins and expires;

•	the triggering event and the terms upon which the exercise price and the number of underlying securities that the securities warrants are exercisable into may be adjusted;

•	whether the securities warrants will be issued in registered or bearer form;

•	the identity of any warrant agent with respect to the securities warrants and the terms of the warrant agency agreement with that warrant agent;

•	a discussion of material U.S. federal income tax consequences; and

•	any other terms of the securities warrants.

A holder of securities warrants may

•	exchange them for new securities warrants of different denominations;

•	present them for registration of transfer, if they are in registered form; and

•	exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

Until the securities warrants are exercised, holders of the securities warrants will not have any of the rights of holders of the underlying securities.

Exercise of Securities Warrants

Each holder of a securities warrant is entitled to purchase the number of common shares or cumulative preferred shares or the principal amount of debt securities, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised securities warrants will become void.

Holders of securities warrants may exercise them by

•	delivering to the warrant agent the payment required to purchase the underlying securities, as stated in the applicable prospectus supplement;

•	properly completing and signing the reverse side of their warrant certificate(s), if any, or other exercise documentation; and

•	delivering their warrant certificate(s), if any, or other exercise documentation to the warrant agent within the time specified by the applicable prospectus supplement.

If you comply with the procedures described above, your securities warrants will be considered to have been exercised when warrant agent receives payment of the exercise price. As soon as practicable after you have completed these procedures, we will issue and deliver to you the common shares, cumulative preferred shares or debt securities, as the case may be, that you purchased upon exercise. If you exercise fewer than all of the securities warrants represented by a warrant certificate, we will issue to you a new warrant certificate for the unexercised amount of securities warrants.

Amendments and Supplements to Warrant Agreements

We may amend or supplement a warrant agreement or warrant certificates without the consent of the holders of the securities warrants if the changes are not inconsistent with the provisions of the securities warrants and do not adversely affect the interests of the holders.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities described in this prospectus in any combination. A prospectus supplement will describe the specific terms of the units offered under that prospectus supplement, and any special considerations, including tax considerations, applicable to investing in those units. You must look at the applicable prospectus supplement and any applicable unit agreement for a full understanding of the specific terms of any units. The form of unit agreement will be filed or incorporated by reference as an exhibit to the registration statement to which this prospectus is a part. See "Where You Can Find More Information" for information on how to obtain copies.

PLAN OF DISTRIBUTION

We may offer and sell the securities offered by this prospectus in any of three ways:

•	through agents;

•	through underwriters or dealers; or

•	directly to one or more purchasers.

The securities may be distributed from time to time in one or more transactions at negotiated prices, at a fixed price (that is subject to change), at market prices prevailing at the time of sale, at various prices determined at the time of sale or at prices related to the prevailing market prices.

The applicable prospectus supplement will set forth the specific terms of the offering of securities, including:

•	the securities offered;

•	the price of the securities;

•	the proceeds to us from the sale of the securities;

•	the names of the securities exchanges, if any, on which the securities are listed;

•	the name of the underwriters or agents, if any;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents; and

•	any discounts or concessions allowed or paid to dealers.

We may authorize underwriters, dealers and agents to solicit offers from specified institutions to purchase the securities from us at the public offering price listed in the applicable prospectus supplement. These sales may be made under "delayed delivery contracts" that provide for payment and delivery on a specified future date. Any contracts like this will be subject to the conditions listed in the applicable prospectus supplement. The applicable prospectus supplement also will state the commission to be paid to underwriters, dealers and agents who solicit these contracts.

Any underwriter, dealer or agent who participates in the distribution of an offering of securities may be considered by the SEC to be an underwriter under the Securities Act. Any discounts or commissions received by an underwriter, dealer or agent on the sale or resale of securities may be considered by the SEC to be underwriting discounts and commissions under the Securities Act. We may agree to indemnify any underwriters, dealers and agents against or contribute to any payments the underwriters, dealers or agents may be required to make with respect to, civil liabilities, including liabilities under the Securities Act. Underwriters and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase any offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

Unless otherwise indicated in the applicable prospectus supplement and other than our common shares, all securities we offer using this prospectus will be new issues of securities with no established trading market. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice. We cannot assure you that a secondary trading market for any of the securities will ever develop or, if one develops, that it will be maintained or provide any significant liquidity.

VALIDITY OF SECURITIES

The validity of the securities offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon that report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges.

The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004; and

•	the description of our common shares and preferred share purchase rights contained in any registration statement on Form 8-A that we have filed, and any amendment or report filed for the purpose of updating this description.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and before the effective date of the registration statement and after the date of this prospectus until we sell all of the securities offered by this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus or prospectus supplement, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at:

Shareholder Services
Otter Tail Corporation
215 South Cascade Street, Box 496
Fergus Falls, Minnesota 56538-0496
1-800-664-1259

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

2,900,000 Shares

December 7, 2004

Sole Book-Running Lead Manager

UBS Investment Bank

Robert W. Baird & Co.  A.G. Edwards